CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price			Amount of Registration Fee
Common Stock, par value $0.001 per share	N/A	(1)	N/A	(1)	$	N/A	(1)	$	N/A	(1)

(1)	The Registrant is not registering additional securities. Registration fees were paid upon filing of the prospectus supplement filed with the Securities and Exchange Commission on April 8, 2013. Consequently, no additional registration fees are required with respect to the filing of this prospectus supplement.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-187794

PROSPECTUS SUPPLEMENT (to Prospectus Dated May 21, 2015)

Macquarie Infrastructure Corporation

1,000,000 SHARES

MIC Direct

Macquarie Infrastructure Corporation (“MIC”) is pleased to offer you the opportunity to participate in MIC Direct (“MIC Direct”), a convenient direct stock purchase and dividend reinvestment program available to new investors looking to make an initial investment in MIC common stock, par value $0.001 per share (“shares”) and to existing shareholders looking to increase their holdings in MIC. Program highlights include:

•	Purchasing MIC shares.
•	Reinvesting dividends automatically at no cost.
•	Buying additional shares of MIC by check or automatic deduction from your bank account.
•	Conveniently transferring and selling shares of MIC.

Your participation in MIC Direct is entirely voluntary and may be terminated at any time. If you wish to join MIC Direct, please go online at www.computershare.com/investor, or complete and sign an Enrollment Form and return it to Computershare Trust Company, N.A., or Computershare, the program administrator.

This prospectus supplement relates to 1,000,000 shares of MIC to be offered for purchase under the program. MIC shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol “MIC.” The last reported sale price of our shares on May 20, 2015 was $84.94 per share.

Investing in these securities involves certain risks. Please read carefully the information included and incorporated by reference in this prospectus supplement for a discussion of the factors you should carefully consider before deciding to invest in our shares, including the discussion of risks incorporated as described under “Risk Factors” on page S-5 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 21, 2015.

Prospectus Supplement

S-i

Prospectus

We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may provide to you. You must not rely upon any information or representation not contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may provide to you. This prospectus supplement, the accompanying prospectus and any such free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus supplement, the accompanying prospectus or any such free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated herein and therein by reference and any such free writing prospectus is correct on any date after their respective dates, even though this prospectus supplement, the accompanying prospectus and any such free writing prospectus are delivered or securities are sold on a later date. Our business, financial condition, results of operations and cash flows may have changed since those dates.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of our shares pursuant to MIC Direct. The second part is the accompanying prospectus, dated May 21, 2015, which we refer to as the “accompanying prospectus.” Generally, when we refer to this prospectus, we are referring to both this prospectus supplement and the accompanying prospectus combined. The accompanying prospectus gives more general information, some of which may not apply to the offering of our shares pursuant to MIC Direct. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document that has previously been filed with the Securities and Exchange Commission (“SEC”) and is incorporated into this prospectus by reference, on the other hand, the information in this prospectus supplement shall control.

Before you invest in our shares, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus forms a part, this prospectus and the documents incorporated by reference into this prospectus. The incorporated documents are described in this prospectus supplement under “Where You Can Find More Information” and “Incorporation by Reference of Certain Information.” This prospectus is part of a registration statement that we filed with the SEC.

As used in this prospectus supplement, unless otherwise indicated, “MIC,” “we,” “us” and “our” refer to Macquarie Infrastructure Corporation and its consolidated subsidiaries, except in each case where otherwise indicated or the context otherwise requires.

ABOUT MACQUARIE INFRASTRUCTURE CORPORATION

Macquarie Infrastructure Corporation, a Delaware Corporation, is the successor to Macquarie Infrastructure Company LLC pursuant to the consummation of the conversion of Macquarie Infrastructure Company LLC, a Delaware limited liability company, into a corporation on May 21, 2015. Macquarie Infrastructure Company LLC was formed on April 13, 2004. Except as otherwise specified, all references in this prospectus to “MIC,” “the Company,” “we,” “us,” and “our” mean, Macquarie Infrastructure Corporation from and after the time of the conversion and Macquarie Infrastructure Company LLC, our predecessor, prior to the conversion, and all of our subsidiaries included in our consolidated financial statements. Macquarie Infrastructure Management (USA) Inc., which we refer to as our Manager, is part of the Macquarie Group, comprised of Macquarie Group Limited and its subsidiaries and affiliates worldwide.

General

We own, operate and invest in a diversified group of infrastructure businesses that provide services to businesses and individuals primarily in the U.S. The businesses we own and operate include:

•	International Matex Tank Terminals or IMTT: a bulk liquid terminals business that provides bulk liquid storage, handling and other services at ten marine terminals in the U.S. and two in Canada and is one of the larger participants in this industry in the U.S., based on storage capacity;
•	Atlantic Aviation: a network of aviation fixed-base operations (“FBOs”) that provide fuel, terminal, aircraft hangaring and other services primarily to owners and operators of general aviation aircraft at 69 airports in the U.S.;
•	Contracted Power and Energy segment, or CP&E: controlling interests in solar, wind and gas-fired power generation facilities in the U.S.; and
•	Hawaii Gas: a gas energy company processing and distributing gas and providing related services in Hawaii.

Our businesses generally operate in sectors of infrastructure with barriers to entry, including high initial development and construction costs, long-term contracts or the requirement to obtain government approvals and a lack of immediate cost-effective alternatives to the services provided. Overall they tend to generate sustainable, stable and growing cash flows over the long term.

Our Manager

We are managed externally by Macquarie Infrastructure Management (USA) Inc., our Manager. Our Manager is a member of the Macquarie Group, a diversified international provider of financial, advisory and investment services. The Macquarie Group is headquartered in Sydney, Australia and is a global leader in management of infrastructure investment vehicles on behalf of third-party investors and advising on the acquisition, disposition and financing of infrastructure assets.

We have entered into a management services agreement with our Manager. Our Manager is responsible for our day-to-day operations and oversees the management teams of our operating businesses. At the holding company level, we do not have any employees. Our Manager has assigned, or seconded to us, two of its employees to serve as our chief executive officer and chief financial officer and seconds or makes other personnel available as required. In addition, our Manager elects one director of our Board of Directors who serves as chairman. The services performed for us by our Manager are provided at our Manager’s expense, and include the compensation of our seconded personnel.

We pay our Manager a monthly base management fee based primarily on our market capitalization. Our Manager can also earn a performance fee if the quarterly total return to shareholders (capital appreciation plus dividends) exceeds the quarterly total return of a U.S. utilities index. For our Manager to earn the performance fee, our quarterly total returns must be positive and in excess of any prior underperformance. If payable, the performance fee is equal to 20% of the difference between the benchmark return and the return for our shareholders. Our Manager may, in its sole discretion, choose to receive its base management and/or performance fees, if applicable, in cash or to reinvest such fees in additional shares.

Principal Executive Offices

Our principal executive offices are located at 125 West 55th Street, New York, NY 10019. Our telephone number at that location is (212) 231-1000. You may also obtain additional information about us from our website, www.macquarie.com/mic. Information on our website is not incorporated by reference into this prospectus supplement or a part of this prospectus supplement.

FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference into this prospectus supplement, and from time to time may make in our public filings, press releases or other public statements, certain statements that may constitute forward-looking statements. These include without limitation those under the headings “Macquarie Infrastructure Corporation” and “Risk Factors,” as well as those contained in any prospectus supplement or in any document incorporated by reference into this prospectus supplement or any applicable prospectus supplement. In addition, our management may make forward-looking statements to analysts, investors, representatives of the media and others. These forward-looking statements are not historical facts and represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us. Any such forward-looking statements are qualified by reference to the following cautionary statements.

Forward-looking statements in this prospectus supplement (including any documents incorporated by reference herein) are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	changes in general economic, business or demographic conditions or trends in the U.S. or changes in the political environment, level of travel or construction or transportation costs, including changes in interest rates and price levels;
•	the ability to service, comply with the terms of and refinance at maturity the substantial indebtedness;
•	disruptions or other extraordinary or force majeure events and the ability to insure against losses resulting from such events or disruptions;
•	the regulatory environment, including U.S. energy policy, and the ability to estimate compliance costs, comply with any changes thereto, rates implemented by regulators, and the relationships and rights under and contracts with governmental agencies and authorities;
•	sudden or extreme volatility in commodity prices;
•	changes in U.S. domestic demand for chemical, petroleum and vegetable and animal oil products, the relative availability of tank storage capacity and the extent to which such products are imported or exported;
•	changes in patterns of commercial or general aviation air travel, including variations in customer demand;
•	technological innovations leading to a change in energy, production, distribution and consumption patterns;
•	fluctuations in fuel costs, or the costs of supplies upon which the gas processing and distribution business is dependent, and the ability to recover increases in these costs from customers;
•	the ability to make alternate arrangements to account for any disruptions or shutdowns that may affect suppliers’ facilities or the operation of the barges upon which the gas processing and distribution business is dependent;
•	the ability to make, finance and integrate acquisitions and the quality of financial information and systems of acquired entities, including, without limitation, the acquisition of the Bayonne Energy Center;
•	the ability to implement operating and internal growth strategies;

•	the competitive environment for attractive acquisition opportunities;
•	environmental risks, including the impact of climate change and weather conditions;
•	the impact of weather events, including hurricanes, tornadoes and/or seasonal extremes;
•	changes in electricity or other energy costs, including natural gas pricing;
•	unplanned outage and/or failures of technical and mechanical systems;
•	payment of performance fees to our Manager, if any, that could reduce distributable cash, if paid in cash, or could dilute existing shareholders if satisfied through the issuance of shares;
•	changes in the current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law and the qualification of income and gains for such treatment;
•	work interruptions or other labor stoppages;
•	the inability of principal off-takers in the contracted power businesses to take and/or pay for the energy supplied;
•	our Manager’s affiliation with the Macquarie Group or equity market sentiment, which may affect the market price of the shares;
•	the limited ability to remove our Manager for underperformance and our Manager’s right to resign;
•	unanticipated or unusual behavior of municipalities and states brought about by financial distress;
•	the extent to which federal spending cuts, including those resulting from sequestration, reduce the U.S. military presence on Hawaii or flight activity at airports on which Atlantic Aviation operates; and
•	other events or occurrences that may limit the ability to pay or increase a dividend.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of risks that could cause our actual results to differ appears under the caption “Risk Factors” and elsewhere in this prospectus supplement and in the documents incorporated by reference into this prospectus supplement. It is not possible to predict or identify all risk factors and you should not consider that description to be a complete discussion of all potential risks or uncertainties that could cause our actual results to differ.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this prospectus supplement (including any documents incorporated by reference herein) may not occur. These forward-looking statements are made as of the date of this prospectus supplement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, however, consult further disclosures we may make in future filings with the SEC. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus supplement.

RISK FACTORS

Before you decide to participate in MIC Direct and invest in our shares, you should carefully consider the factors discussed in Item 1A under “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the other information included or incorporated by reference in this prospectus supplement, as well as in the following discussion. If any of the risks described in these reports or other documents were to materialize, our business, results of operations, cash flows, financial condition and prospects could be materially and adversely affected. In that case, our ability to pay dividends to our shareholders may be reduced, the trading price of our shares could decline and you could lose all or part of your investment. In addition, you should consult your own financial and legal advisors before making an investment in our shares.

You will not know the price of the shares you are purchasing or selling under MIC Direct at the time you authorize the investment or elect to have your dividends reinvested.

The price of our shares may fluctuate between the time you decide to purchase shares under MIC Direct and the time of actual purchase. In addition, during this time period, you may become aware of additional information that might affect your investment decision.

Computershare administers MIC Direct. If you instruct Computershare to sell shares under MIC Direct, you will not be able to direct the time or price at which your shares are sold (except for prices specified for day limit orders or GTC limit orders). The price of our shares may decline between the time you decide to sell shares and the time of actual sale.

If you decide to withdraw from MIC Direct, Computershare will continue to hold your whole shares in book-entry form and mail you a check for the cash value of the fractional share based upon the then-current market price, less any service fee, any processing fees and any other costs of sale.

INFORMATION ABOUT THE MIC DIRECT INVEST PROGRAM

Details of MIC Direct are set forth below in question and answer format. Further questions and correspondence should be directed to the program administrator.

Background

1.	What is MIC Direct?

MIC Direct is a convenient direct stock purchase and dividend reinvestment program available to new investors looking to make an initial investment in our shares and for existing shareholders looking to increase their holdings of our shares. Participants in the program may elect to have dividends automatically reinvested in our shares and/or to make optional cash investments through our program administrator, Computershare. Participation in MIC Direct is entirely voluntary, and we give no advice regarding your decision to join the program. If you decide to participate in this program, you can enroll online at Computershare’s website, www.computershare.com/investor. An enrollment form and reply envelope are also enclosed for your convenience. Enrollment forms are also available by contacting Computershare as indicated in Question 27.

2.	What options are available under the program?

MIC Direct allows participants to:

•	open a program account with an initial investment of as little as $250 by check, or by authorizing automatic deductions from a U.S. bank account;
•	have all or part of dividends paid on your MIC shares automatically reinvested at no cost in additional MIC shares;
•	increase your holdings of our shares under the program by making additional investments of as little as $50, including the option to make automatic purchases by authorizing deductions from a U.S. bank account;
•	purchase our shares in whole dollar amounts, rather than a specific quantity of shares, with the appropriate number of full and fractional shares credited to your MIC Direct account;
•	make gifts of stock to family members and others at no charge by transferring MIC shares to another account, new or old, or by making an initial investment;
•	sell your MIC shares;
•	have your ownership of shares maintained on Computershare’s records in book-entry form; and
•	receive regular statements indicating activity in your program account.

Please refer to Question 9 for additional information regarding dividend reinvestment options and Question 10 for further information regarding the methods of making additional cash investments.

Please retain all account statements for your records. The statements contain important tax and other information.

Participation

3.	Who is eligible to participate in MIC Direct?

Any person or entity is eligible to enroll in MIC Direct provided that the enrollment procedures are satisfied as described below.

4.	Can non-U.S. individuals participate in MIC Direct?

If you are a citizen or a resident of a country other than the United States, you should determine if there are any laws or governmental regulations that would prohibit your participation in the program. We reserve the right to terminate any participant if we deem it advisable under any foreign laws or regulations. All program funds must be paid in U.S. funds and drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that it can provide you with a check that clears through a U.S. bank and can print the amount of the check in U.S. funds. Due to the longer clearance period, we are unable to accept checks clearing through non-U.S. banks. Please contact your local bank for details on how to make the transaction.

5.	How does a MIC shareholder enroll in the program?

If you are already a MIC shareholder of record (that is, if you own shares that are registered in your name, not your broker’s name) but you are not enrolled in MIC Direct, you may enroll in the program simply by going online to Computershare’s website at www.computershare.com/investor or by completing and returning the enclosed Shareholder Enrollment Form to Computershare. You may obtain additional Shareholder Enrollment Forms at any time upon request to Computershare.

6.	I already own shares, but they are held by my bank or broker and registered in “street name.” Can I use those shares to participate in the program?

Yes. To become a participant, you may choose from among the following three options:

•	If your shares of MIC are registered in the name of a bank, broker or other nominee, you may arrange for that bank, broker or nominee to register at least one share directly in your name in order to become eligible to participate in MIC Direct. Once at least one share is registered in your name, you can enroll as described in Question 5.
•	If your shares of MIC are registered in the name of a bank, broker or other nominee, you may make arrangements to have your bank, broker or nominee participate in MIC Direct on your behalf.
•	You may enroll in the program in the same manner as someone who is not currently a MIC shareholder, as described in Question 7.
7.	I am not currently a MIC shareholder. How do I enroll in MIC Direct?

If you do not currently own any MIC shares and you wish to become a shareholder and a participant in MIC Direct, you may enroll in the program by completing an initial enrollment form, and making an initial investment of at least $250 but no more than $100,000. To make your initial investment, you may either:

•	include with your initial investment form a check made payable to “Computershare — MIC” in an amount equal to at least $250;
•	authorize a one-time online investment of at least $250 at www.computershare.com/investor; or
•	authorize automatic deductions of not less than $50 per transaction from a U.S. bank account for at least five consecutive purchases. Automatic deductions will continue indefinitely, beyond the initial five purchases, until you notify Computershare through Computershare’s website, www.computershare.com/investor, or in writing that the automatic deductions are to stop. A Direct Debit Authorization Form is included with the initial investment form. You can also sign up for automatic deductions at. www.computershare.com/investor.

Additionally, a one-time enrollment fee of $10 will be charged to enroll in MIC Direct if you are not already a MIC shareholder.

8.	Are there costs associated with participation?

If you are not already a MIC shareholder at the time you enroll in MIC Direct, you will be charged a one-time enrollment fee of $10. Except as described, you will incur no service fees or processing fees for purchases you make under MIC Direct. We will pay all costs of purchases of the shares and administration of the program. If you instruct Computershare to sell some or all of your shares, you will be charged a service fee and a per share processing fee. Per share processing fees include any brokerage commissions Computershare is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share processing fee. See Question 20 for more information.

Fees assessed on participants are summarized in the following chart:

	Transaction Fee	Processing Fee*
Initial Enrollment (for new investors)	$10	None
Purchases of shares including optional cash investments via check, and one-time online or recurring automatic deductions	No charge	None
Sales of shares (partial or full):
Batch order sales fee	$15	$0.12 per common share sold
Market order sales fee	$25	$0.12 per common share sold
Day limit order sales fee	$25	$0.12 per common share sold
GTC limit order sales fee	$25	$0.12 per common share sold
Sales requests processed over the telephone by a customer service representative	$15
Reinvestment of dividends	No charge	None
Gift or transfer of shares	No charge	None
Insufficient funds	$25 per check or other returned deposit (plus fees for sales of shares)	None

*	All per share fees include any brokerage commissions Computershare is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share processing fee.

The applicable fees and commissions will be deducted either from investments or proceeds from a sale.

We may change the fees assessed on participants at any time. We will give you notice of any fee increase before the increase becomes effective with respect to you.

Investments Under the Program

9.	What are the dividend reinvestment options?

As a participant in the program, you may elect to reinvest all, part or none of the dividends on your MIC shares in the purchase of additional shares. The options available to you are as follows:

•	Full Dividend Reinvestment. If you select this option, Computershare will apply all of your dividends on all MIC shares registered in your name toward the purchase of more shares of MIC.
•	Partial Dividends Paid in Cash. If you select this option, Computershare will pay you dividends in cash on the number of shares of MIC that you specify on your enrollment form and apply the balance of your dividends toward the purchase of more shares of MIC.
•	All Dividends Paid in Cash (No Dividend Reinvestment). If you select this option, your dividends will not be reinvested. Instead, you will receive payment by check or automatic deposit (at your option) for all of your cash dividends.

If you do not specify any option when you enroll, your program account automatically will be set up for full dividend reinvestment. You can change your dividend reinvestment election at any time by notifying the program administrator. Computershare will continue to reinvest your dividends as you have indicated on your enrollment form until you specify otherwise. You may change your election at any time by completing and submitting a new enrollment form or by contacting Computershare directly at 1-866-867-6422 or online at www.computershare.com/investor. No matter which reinvestment option you have selected, you may make optional cash investments as described in Question 10.

10.	How do I make an additional investment?

You may make optional cash investments by choosing among the following three options:

•	Check Investment. You may make optional cash investments in our shares by sending to Computershare a check for the purchase of additional shares. The check must be made payable to “Computershare — MIC” in U.S. dollars and drawn on a U.S. bank. If you are not in the U.S., contact your bank to verify that it can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, we are unable to accept checks clearing through non-U.S. banks. Computershare will not accept cash, money orders, traveler’s checks or third party checks. All checks should be sent to Computershare at the address listed on the tear-off form section attached to each account statement you receive, or if making an investment when enrolling, with your enrollment form.
•	Online Investment. At any time, participants may make optional cash investments through Computershare’s website, www.computershare.com/investor, by authorizing a one-time online bank debit from an account at a U.S. bank or financial institution. You should refer to the online confirmation for the account debit date and investment date.
•	Automatic Investment from a Bank Account. As an alternative to sending checks, you may elect to have funds automatically withdrawn from your checking or savings account at a U.S. bank. You may elect the automatic deduction option by completing and signing a Direct Debit Authorization Form and returning this form to Computershare, together with a voided blank check or savings account deposit slip for the bank account from which the funds are to be withdrawn. Additional Direct Debit Authorization Forms are available through Computershare. You may also enroll online through www.computershare.com/investor. Your Direct Debit Authorization Form will be processed and will become effective as promptly as practical. You should allow four to six weeks for the first investment to be initiated using this automatic deduction feature. Once automatic deductions begin, funds will be withdrawn from your bank account on either the first or fifteenth day of each month, or both (at your option), or the next business day if either of those days is not a business day. Those funds normally will be invested within five business days. You may change the amount of money or terminate automatic deductions by completing and submitting to Computershare a new Direct Debit Authorization Form or online at www.computershare.com/investor. To be effective for a particular investment date, Computershare must receive your new instructions at least six business days before the investment date. See Question 13 for information regarding investment dates.
11.	What are the minimum and maximum amounts for additional investments?

In addition to increasing your holdings of MIC shares through the reinvestment of dividends, you may make optional cash investments in MIC shares at any time. Your optional cash investment must be at least $50 up to a maximum of $100,000 in any calendar year. Whether participating through the use of a check, one-time online investment, or through the automatic deduction feature, the $50 minimum per transaction applies. If you are not a MIC shareholder and are a first-time investor in the program, your initial investment must be for at least $250 and cannot exceed $100,000. See Question 7 for additional information regarding an initial investment. Optional cash investments will be returned to you upon your request provided that Computershare receives your request at least two business days prior to the investment date.

12.	What is the source of MIC shares purchased through the program?

At our option, shares may be purchased in the open market through a registered broker-dealer or directly from MIC. Share purchases in the open market may be made on any stock exchange where MIC shares are traded or by negotiated transactions on terms as Computershare may reasonably determine. Neither MIC nor any participant will have any authority or power to direct the date, time or price at which shares may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

13.	When will shares be purchased under the program?

General.  Direct purchases from MIC of authorized but unissued shares of MIC will be made on the relevant “investment date.” Purchases on the open market will begin on the investment date and will be completed no later than 30 days from such date, except where completion at a later date is necessary or advisable under any applicable federal securities laws.

Optional Cash Investments.  Computershare will normally invest any initial and additional cash investments by check, online investment, or by automatic deductions from a U.S. bank account towards the purchase of MIC shares no later than five business days after receipt of the investment. Computershare will determine the actual investment date for initial and additional cash investments.

Dividend Reinvestments.  The investment date for reinvested cash dividends will be the dividend payment date, unless the NYSE is closed. In that case, the investment date will be the next day that the NYSE is open. If Computershare receives your enrollment form requesting reinvestment of dividends on or before the record date established for a particular dividend, reinvestment will commence with that dividend. Dividend record dates for dividends which may be declared on MIC shares and the related payment dates are announced by press release and posted on our website at www.macquarie.com/mic under the “Investor Centre” tab. If your enrollment form is received after the record date for a particular dividend, the reinvestment of dividends will begin on the dividend payment date following the next record date if you are a participant in MIC Direct.

14.	At what price will shares be purchased?

For shares purchased on the open market, Computershare may combine your funds with funds of other participants and generally will batch purchase types (dividends and optional cash) for separate execution by its broker. At Computershare’s discretion these batches may be combined and executed by its broker. Computershare may also direct its broker to execute each purchase type in several batches throughout a trading day. Depending on the number of shares being purchased and current trading volume in the shares, Computershare’s broker may execute purchases for any batch or batches in multiple transactions and over more than one day. If different purchase types are batched, the price per share of the shares purchased for each MIC account, whether purchased with funds contributed, dividends or both, shall be the weighted average price of the specific batch for such shares purchased by Computershare’s broker for that investment date. For shares purchased directly from MIC, the price will be the average of the high and low sales prices of the shares on the NYSE during regular trading hours for that investment date. If no trading in MIC shares occurs on the NYSE for that date, the price will be the average of the high and low sales prices of the shares on the NYSE on the most recent date preceding that investment date which MIC shares were traded.

15.	Will fractional shares be purchased?

Yes. If any dividend or optional cash investment is not sufficient to purchase a whole share of MIC shares, a fractional share equivalent will be credited to your account. All fractional shares are rounded to six decimal places.

16.	How are payments with “insufficient funds” handled?

In the event that any check, authorized electronic funds transfer or other deposit is returned unpaid for any reason, or your pre-designated U.S. bank account does not have sufficient funds for an automatic debit, Computershare will consider the request for investment of that purchase null and void and will immediately remove from your account any shares already purchased in anticipation of receiving those funds. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, Computershare may sell additional shares from your account as necessary to satisfy the uncollected balance. There is a $25 fee for any check or other deposit that is returned unpaid by your bank and for any failed automatic deduction from your pre-designated U.S. bank account. This fee will be collected by Computershare through the sale of the number of shares from your MIC Direct account necessary to satisfy the fee.

17.	Will interest be paid on the program accounts?

No. Interest will not be paid on amounts held pending investment.

Sales and Transfers of Shares

18.	Who will hold the shares purchased through MIC Direct?

We are a participant in the Direct Registration System (“DRS”). DRS is a method of recording shares of stock in book-entry form. Shares purchased through MIC Direct will be credited in book-entry form to your account on Computershare’s records. The number of shares (including fractional interests) credited to your account will be shown on each account statement.

19.	Why use DRS instead of issuing paper certificates for shares? Can certificates be deposited in my MIC Direct account for safekeeping?

DRS eliminates the risk and cost of paper certificates, while enabling you to maintain the benefits of direct ownership, including the ability to participate in the program. If you hold any shares in book-entry form, you may at any time choose to have all or a portion of your book-entry shares transferred to your broker electronically by contacting your broker/dealer. When using your broker to facilitate a share transfer, you will need to provide them with a copy of your DRS account statement.

You can also deposit MIC certificate(s) into your MIC Direct account. To deposit your shares, send the certificate(s) to Computershare at the address listed in Question 27, by registered or certified mail, with return receipt requested, or some other form of traceable mail, and properly insured. Do not sign the certificate(s) or complete the assignment section. When submitting certificate(s) for deposit into your MIC Direct account, be sure to include a written request to have the certificate(s) deposited. Shares that are deposited will be credited in book-entry form to your MIC Direct account.

20.	How may I sell shares I hold through MIC Direct?

You may request that Computershare sell shares credited to your program account in the manners described below:

•	Market Order: A market order is a request to sell securities promptly at the current market price. Market order sales are only available at www.computershare.com/investor, through Investor Centre, or by calling Computershare directly at 1-866-867-6422. Market order sale requests received at www.computershare.com/investor, through Investor Centre, or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m., Eastern Time). Any orders received after 4:00 p.m., Eastern Time, will be placed promptly on the next day the market is open. Depending on the number of shares being sold and current trading volume in the shares, a market order may only be partially filled or not filled at all on the trading day in which it is placed, in which case the order, or remainder of the order, as applicable, will be cancelled at the end of such day. To determine if your shares were sold, you should check your account online at www.computershare.com/investor or call Computershare directly at 1-866-867-6422. If your market order sale was not filled and you still want the shares sold, you will need to re-enter the sale request. The price shall be the market price of the sale obtained by Computershare’s broker, minus a processing fee of $0.12 per share sold. Each market order sale will also incur a service fee of $25.
•	Batch Order: A batch order is an accumulation of all sale requests for a security submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by Computershare will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. All sale requests received in writing will be submitted as batch order sales. Computershare will seek to sell shares in round lot (100 shares) transactions. For this purpose, Computershare may combine each selling MIC Direct participant’s shares with those of other selling participants. In every case of a batch order sale, the proceeds to each selling MIC Direct participant for each share sold will be the weighted average sale price obtained by Computershare’s broker for each aggregate order placed by Computershare and executed by the broker, minus a processing fee of $0.12 per share sold. Each batch order sale will also incur a service fee of $15.

•	Day Limit Order: A day limit order is an order to sell securities when and if they reach a specific trading price on a specific day. The order is automatically cancelled if the price is not met by the end of that day (or, for orders placed after market hours, the next day the market is open). Depending on the number of securities being sold and the current trading volume in the securities, such an order may only be partially filled, in which case the remainder of the order will be cancelled. The order may be cancelled by the applicable stock exchange, by Computershare at its sole discretion or, if Computershare’s broker has not filled the order, at your request made online at www.computershare.com/investor or by calling Computershare directly at 1-866-867-6422. Each day limit order sale will incur a service fee of $25 and a processing fee of $0.12 per share sold.
•	Good-Til-Cancelled (GTC) Limit Order: A GTC limit order is an order to sell securities when and if the securities reach a specific trading price at any time while the order remains open (generally up to 30 days). Depending on the number of securities being sold and current trading volume in the securities, sales may be executed in multiple transactions and over more than one day. If an order remains open for more than one day during which the market is open, a separate fee will be charged for each such day. The order (or any unexecuted portion thereof) is automatically cancelled if the trading price is not met by the end of the order period. The order may be cancelled by the applicable stock exchange, by Computershare at its sole discretion or, if Computershare’s broker has not filled the order, at your request made online at www.computershare.com/investor or by calling Computershare directly at 1-866-867-6422. Each GTC limit order sale will incur a service fee of $25 and a processing fee of $0.12 per share sold.

Alternatively, you may choose to sell shares in your program account through a stockbroker of your choice, in which case you should contact your broker about transferring shares from your program account to your brokerage account.

All per share processing fees include any brokerage commissions Computershare is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share processing fee. An additional $15 will be charged if the assistance of a Customer Service Representative is required when selling shares.

Computershare may, for various reasons, require a transaction request to be submitted in writing. Participants should contact Computershare to determine if their particular request, including any sales request, must be submitted in writing. Computershare reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares for the program are sold (except for prices specified for day limit orders or GTC limit orders), and no one, other than Computershare, will select the broker(s) or dealer(s) through or from whom sales are to be made.

You should be aware that the price of MIC shares may rise or fall during the period between a request for sale, its receipt by Computershare and the ultimate sale on the open market. Instructions sent to Computershare to sell shares through a market order sale or a batch order sale are binding and may not be rescinded.

If you elect to sell shares online at www.computershare.com/investor through Investor Centre, you may utilize Computershare’s international currency exchange service to convert your sale proceeds to your local currency prior to being sent to you. Receiving your sales proceeds in a local currency and having your check drawn on a local bank avoids the timely and costly “collection” process required for cashing U.S. dollar checks. This service is subject to additional terms and conditions and fees, which you must agree to online.

21.	Can I transfer shares that I hold in the program to someone else?

Yes. You may transfer ownership of some or all of your shares held through MIC Direct. You may call Computershare at 1-866-867-6422 for complete transfer instructions. You may also obtain information about transferring your shares through the Computershare Transfer Wizard at www.computershare.com/transferwizard. The Transfer Wizard will guide you through the transfer process, assist you in completing the transfer form, and identify other necessary documentation you may need to provide.

You may transfer shares to new or existing MIC shareholders. If you transfer less than one whole share, a new MIC Direct account may not be opened for the transferee. If the transferee is not already a participant in MIC Direct and you transfer more than one whole share, an account will be opened in the name of the transferee and he or she will automatically be enrolled in the program. If the transferee is not already a participant in MIC Direct, the account will be enrolled under the full reinvestment option unless you specify differently. The transferee may change the investment option after the transfer has been made as described in Question 23.

You may not pledge any shares held in your MIC Direct account as collateral for a loan or other obligation. If you wish to pledge shares held in your MIC Direct account, you must first withdraw the number of shares you propose to pledge from your account.

22.	I’ve just moved. How can I request a change of address or update other personal data?

It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, please call Computershare at 1-866-867-6422, write to Computershare at the address listed in Question 27, or update your information online through Investor Centre at www.computershare.com/investor.

23.	How may I change my dividend reinvestment option or discontinue reinvesting my dividends?

You may change dividend reinvestment options online at www.computershare.com/investor, by calling Computershare directly at 1-866-867-6422, instructing Computershare in writing at its address listed in Question 27, or by submitting to Computershare a new election on an Enrollment Form. To be effective for a specific dividend, any change must be received by Computershare before the record date for that dividend. See Question 13 for information regarding record dates.

24.	May I withdraw shares from my MIC Direct account or terminate my participation in MIC Direct?

You may withdraw all or some of the shares from your MIC Direct account or terminate your participation in the program at any time by accessing your MIC Direct account at www.computershare.com/investor, calling Computershare directly at 1-866-867-6422, completing the information on the transaction form attached to the program statement or transaction advice or by giving written instructions to Computershare at the address listed in Question 27.

25.	What happens if I elect to withdraw shares or terminate my participation in MIC Direct?

Upon withdrawal or termination, whole shares held in your MIC Direct account will be moved to a book-entry position registered in your name on the books of DRS. In such case, if you terminate your MIC Direct account, you will receive a check for the cash value of any fractional share. The amount of the check will be based on the then current price of our shares, less any transaction fees and processing fees. If notice of termination is received near a record date for a program account whose dividends are to be reinvested, Computershare, in its sole discretion, may either distribute such dividends in cash or reinvest them in shares on your behalf. In the event reinvestment is made, Computershare will process the termination as soon as practicable, but in no event later than five business days after the investment is complete.

You may also by terminate your MIC Direct account by selling your shares of MIC as described in Question 20.

Upon withdrawal from the program, any uninvested contributions will be returned promptly to you.

26.	May I receive dividend payments by direct deposit?

Yes. Through the program’s direct deposit feature, instead of receiving dividend checks, you may elect to have your cash dividends paid by electronic funds transfer to your U.S. bank account on the dividend payment date. To receive dividends by direct deposit, you must complete, sign and return to Computershare an authorization form for direct deposit. You may obtain this form by calling Computershare directly at 1-866-867-6422. You also may elect direct deposit at www.computershare.com/investor through Investor Centre. Authorization for electronic direct deposit forms will be processed and will become effective as promptly as practicable after receipt of the form by Computershare. You may change your designated U.S. bank account for direct deposit or discontinue this feature at any time by submitting to Computershare a new authorization form for direct deposit, through the Internet, or by written instruction to Computershare.

Administration

27.	Who administers MIC Direct? How do I contact them?

Computershare directs the purchase of and credits participants’ accounts with MIC shares acquired under the program, keeps records, sends statements of account activity to participants and performs other related duties. Computershare also acts as our transfer agent, registrar and dividend disbursing agent.

You may contact Computershare by writing to:

MIC Direct
c/o Computershare
P.O. Box 30170
College Station, TX 77842-3170

You may contact Computershare at one of the telephone numbers listed below:

•	Shareholder customer service, including sale of shares: 1-866-867-6422 (within the U.S.) and 1-201-680-6578 (outside the U.S.).
•	New investors requesting program material: 1-866-867-6422 (available 24 hours a day, 7 days a week) and TDD: 1-800-952-9245 (a telecommunications device for the hearing impaired is available).

You also may contact Computershare via the Internet. Computershare’s Internet address is www.computershare.com/investor. Messages sent via the Internet will be responded to promptly. At Computershare’s website, you can access your share balance, sell shares, and obtain online forms and other information about your account.

28.	What reports will I receive?

Statements of your account activity will be sent to you after each transaction, which will simplify your record keeping. Each account statement will show the amount invested, the purchase or sale price, the number of shares purchased or sold and any applicable fees, as well as any activity associated with share deposits or withdrawals. For shares acquired in MIC Direct after January 1, 2013, the statement will include specific cost basis information in accordance with applicable law. Please notify Computershare promptly either in writing or by telephone if your address changes. In addition, you will receive copies of the same communications sent to all other holders of MIC shares, such as annual reports and proxy statements. You also will receive any U.S. Internal Revenue Service (“IRS”) information returns, if required. Please retain all account statements for your records. The statements contain important tax and other information.

29.	What if MIC issues a stock dividend or declares a stock split?

Any stock dividends or split shares of MIC distributed by MIC on shares credited to your account will be credited to your account. You will receive a statement indicating the number of shares earned as a result of the transaction.

30.	How do I vote my program shares at shareholders’ meetings?

Each shareholder entitled to vote at a meeting of shareholders is sent either a notice containing instructions on how to access our proxy statement and our annual report online or a printed copy of our proxy materials before the meeting. You are encouraged to read the proxy statement carefully. You may vote online or by phone or by returning the signed, dated proxy material. The proxies will vote the shares in accordance with your instructions. Fractional shares will not be voted.

31.	Can MIC Direct be changed and who interprets MIC Direct?

While MIC Direct is intended to continue indefinitely, MIC reserves the right to suspend or terminate the program at any time. MIC also reserves the right to make modifications to the program. You will be notified of any such suspension, termination or modification. Computershare also may terminate your MIC Direct account if you do not own at least one whole share. In the event that your program account is terminated for this reason, a check for the cash value of the fractional share based upon the then-current market price, less any service fee, any processing fees and any other costs of sale will be sent to you and your account will be closed. Any questions of interpretation that may arise under the program will be determined by MIC and such determination will be final. All related forms and your program account will be governed by and construed in accordance with the laws of the State of New York and cannot be modified orally.

32.	What are the responsibilities of MIC and Computershare under the program?

Neither MIC nor Computershare will be liable for any act or omission to act, which was done in good faith, including any claim of liability arising out of the failure to cease reinvestment of dividends for a participant’s account upon the participant’s death prior to receipt of notice in writing of the death along with a request to cease dividend reinvestment from a qualified representative of the deceased, the prices at which shares are purchased or sold (except for prices specified for day limit orders or GTC limit orders) for participants’ accounts, the times when purchases or sales are made, or fluctuations in the market value of MIC shares. You should recognize that neither MIC nor Computershare can assure you of a profit or protect you against a loss on shares purchased through the program. Although MIC currently contemplates the continuation of quarterly dividends, the payment and amount of dividends is subject to the discretion of our Board of Directors and will depend upon future financial performance of MIC’s operating companies, the financial condition of MIC generally and other factors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE PROGRAM

The following is a summary of certain U.S. federal income tax consequences of participation in the program to U.S. Holders (as defined in the accompanying prospectus). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, final, temporary, and proposed Treasury Regulations promulgated under the Code, current administrative interpretations and practices of the Internal Revenue Service, or the IRS (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and judicial decisions, all as in effect on the date of this prospectus supplement and all subject to change or differing interpretations, possibly with retroactive effect. We have not requested, and do not plan to request, any rulings from the IRS with respect to the statements made in this prospectus supplement and the statements in this prospectus supplement are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS. This summary is a supplement to, and should be read in conjunction with, the discussion in the accompanying prospectus under the heading “Material U.S. Federal Income Tax Considerations.” This summary is limited to participants that will hold our shares as “capital assets” within the meaning of Section 1221 of the Code (generally, held for investment). This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a participant in light of its investment or tax circumstances, or to certain types of participants subject to special tax rules, such as those identified in the accompanying prospectus.

You are urged to consult your own tax advisor with respect to the U.S. federal, state, local, foreign and other tax consequences of participation in the program.

Reinvested Cash Dividends

In general, with respect to cash dividends paid by us and reinvested under the program, you will be treated for U.S. federal income tax purposes as though you actually received a distribution in cash, even though you never actually receive the cash, because your dividends were used instead to purchase shares. With respect to reinvested dividends, you generally will be treated for U.S. federal income tax purposes as though you received a distribution in an amount equal to the fair market value of the shares purchased for your account under the program, plus, in the case where those shares are purchased on the open market, your allocable portion of the processing fees paid by us to purchase those shares. We will report to you for tax purposes the dividends to be credited to your program account as well as processing fees incurred by us on your behalf. Such information will also be furnished to the IRS to the extent required by law.

Tax Basis and Holding Period of MIC Shares

The tax basis of our shares purchased with reinvested dividends pursuant to the program will generally equal the total amount of distributions you are treated as having received, as described above. The tax basis of shares acquired with initial or optional cash investments generally will equal the amount of the cash payment plus the amount of any additional distributions you are treated as having received in connection with a purchase as described above. The tax basis of shares purchased in the open market will include the amount of any processing fees incurred by the program on your behalf. The tax basis of shares acquired under the program will be reported by Computershare, our transfer agent, in accordance with new Treasury regulations that are currently effective. Because certain aspects of the program do not fall within the narrow definition of “dividend reinvestment plan” under such regulations, we expect that participants in the program will not be able to elect to cause Computershare, as our transfer agent, to use cost basis averaging for shares enrolled in the program. We expect that Computershare’s default method of determining cost basis, which is FIFO — First In, First Out — will apply.

The holding period for shares acquired under the program (including any fractional share) generally will begin on the date after the date on which the shares are purchased and credited to your program account, regardless of the source of purchase. Consequently, shares (including any fractional share) acquired at different times will have different holding periods.

Withdrawal of MIC Shares

You generally will not realize any taxable income or any gain or loss for U.S. federal income tax purposes when whole shares are withdrawn from your program account, either upon request for withdrawal by you, upon termination of your participation in the program or upon termination of the program by us.

Sale of MIC Shares

You will generally recognize gain or loss when shares acquired under the program (including fractions of a share) are sold by the program administrator or by you after withdrawal of the shares from the program. The amount of such gain or loss will be equal to the difference between the amount you receive for the shares, reduced by the expenses of sale (including brokerage commissions and other fees charged for the sale of shares), and your tax basis in the shares sold. In general, any gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if you have held the shares for more than one year. You also will recognize a gain or loss when you receive cash payments for fractional shares credited to your program account upon your withdrawal from the program or upon the program’s termination. The amount of such a gain or loss will be equal to the difference between the amount which you receive for your fractional shares and your tax basis in such fractional shares. Whether the capital gain is long-term or short-term will depend on your holding period of the fractional shares. Long-term capital gains of individuals and certain other non-corporate taxpayers are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. You should consult your tax advisor as to the consequences of a sale of shares in view of your particular circumstances.

Withholding

If you are a Non-U.S. holder, we will withhold the required taxes from the gross dividends at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. In any case in which U.S. federal income taxes are required to be withheld, the program administrator will reinvest an amount equal to the dividend less the amount of tax withheld. The dividends and proceeds received by you, or dividends reinvested on your behalf, will be net of the required taxes. For IRS reporting purposes, the amount of any tax withheld will be included in the holder’s dividend income.

FATCA Withholding

Pursuant to Sections 1471 to 1474 of the Code and the Regulations promulgated thereunder (the provisions commonly known as FATCA), dividends paid to you (or reinvested on your behalf) and, after December 31, 2016, the gross proceeds of sale or other disposition of our shares, to a foreign financial institution may be subject to withholding at a rate of 30% unless (x)(1) such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (2) such institution resides in a jurisdiction with which the United States has entered into an intergovernmental agreement to implement FATCA and (y) such foreign financial institution provides the withholding agent with a certification that it is eligible to receive payment free of FATCA withholding. The legislation also generally imposes a U.S. federal withholding tax of 30% on dividends paid and will impose a withholding tax at such rate on the gross proceeds from a sale or other disposition of our shares after December 31, 2016, to a non-financial foreign entity unless such entity provides the withholding agent with a certification (i) that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. tax authorities. A foreign financial institution or non-financial foreign entity can meet the certification requirements by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable. Under certain circumstances, a U.S. holder or non-U.S. holder might be eligible for refunds or credits of such taxes from the IRS. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our shares.

USE OF PROCEEDS

We will receive proceeds from the purchase of our shares through the program only to the extent that such purchases are made directly from us and not from open market purchases by Computershare. We expect to use the net proceeds from the sale of our shares through the program for general corporate purposes.

PLAN OF DISTRIBUTION

Our shares offered pursuant to MIC Direct will be purchased directly from us or in the open market. We will pay any and all per share processing fees and related expenses incurred in connection with purchases of our shares under MIC Direct. Upon withdrawal by a participant from MIC Direct by the sale of shares credited a program account, the participant will receive the proceeds of that sale less the applicable per share processing fees (currently $0.12 per share), sales fees (currently, $15.00 for a batch order sale and $25.00 for market order, day limit order and GTC order sales) and any required tax withholdings or transfer taxes.

Persons who acquire our shares through MIC Direct and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a program participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of our shares so purchased.

Our shares may not be available under MIC Direct in all jurisdictions. We are not making an offer to sell our shares in any jurisdiction where the offer or sale is not permitted.

LEGAL MATTERS

Certain legal matters in connection with the validity of the shares to be issued by MIC pursuant to this prospectus supplement will be passed upon for us by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements of Macquarie Infrastructure Company LLC and subsidiaries as of December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2014 contains an explanatory paragraph that states that Macquarie Infrastructure Company LLC acquired IMTT Holdings Inc. during 2014, and management excluded from its assessment of the effectiveness of Macquarie Infrastructure Company LLC’s internal control over financial reporting as of December 31, 2014, IMTT Holdings Inc.’s internal control over financial reporting associated with total assets of $4.1 billion and total revenues of $255.9 million included in the consolidated financial statements of Macquarie Infrastructure Company LLC as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of Macquarie Infrastructure Company LLC also excluded an evaluation of the internal control over financial reporting of IMTT Holdings Inc.

The consolidated financial statements of IMTT Holdings Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the reporting requirements of the Exchange Act, and, in accordance with those requirements, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC’s toll-free number at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and can be found by searching the EDGAR archives on the website. In addition, our SEC filings and other information about us may also be obtained from our website at www.macquarie.com/mic, although information on our website does not constitute a part of this prospectus. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “MIC” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 to register with the SEC the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement or our other SEC filings for a copy of the contract or other document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Later information that we file will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the particular securities covered by a prospectus supplement has been completed. This prospectus supplement is part of a registration statement filed with the SEC.

We are incorporating by reference into this prospectus supplement the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 18, 2015;
•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 4, 2015 (Commission File No. 001-32384);
•	Our Current Reports on Form 8-K filed with the SEC on February 6, 2015, February 24, 2015, February 27, 2015, May 6, 2015, May 11, 2015, May 15, 2015, May 20, 2015, May 21, 2015 and May 21, 2015; and
•	The description of our shares contained in Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on May 21, 2015, and any subsequent amendments and reports filed to update that description.

The documents incorporated by reference in this prospectus supplement are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Macquarie Infrastructure Corporation
125 West 55th Street
New York, NY 10019
Attention: Investor Relations
Telephone: (212)-231-1825

Except as provided above, no other information, including, but not limited to, information on our website, is incorporated by reference into this prospectus supplement or as a part of this prospectus supplement.

PROSPECTUS

Common Stock
Preferred Stock
Debt Securities

Macquarie Infrastructure Corporation

Macquarie Infrastructure Corporation may sell, from time to time, shares of its common stock, par value $0.001 per share, which we refer to as shares, shares of its preferred stock, par value $0.001 per share and debt securities, which we refer to, together with the shares, as securities. Macquarie Infrastructure Management (USA) Inc., our manager, as a selling security holder (our “Manager” or the “Selling Security Holder”), may sell, from time to time, shares in Macquarie Infrastructure Corporation. We or the Selling Security Holder may offer for sale the securities covered by this prospectus, as applicable, directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices or at privately negotiated prices, including in satisfaction of certain contractual obligations. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.” We and the Selling Security Holder may offer these securities, as applicable, at prices and on terms determined at the time of offering.

The shares covered by this prospectus are listed for trading on The New York Stock Exchange under the symbol “MIC.”

We will provide more specific information about the terms of an offering of these securities in supplements to this prospectus. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement. You should read this prospectus and any applicable prospectus supplements carefully before you invest. If any underwriters, broker-dealers or agents are involved in any offering, the names of such underwriters, broker-dealers or agents and any applicable commissions or discounts or other compensation will be described in the applicable prospectus supplement relating to the offering.

Investing in the securities involves risks that are described in the “Risk Factors” section beginning on page 0 of this prospectus. Risks may also be described in an accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 21, 2015.

Macquarie Infrastructure Corporation is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia) and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Infrastructure Corporation.

You should rely only on the information contained in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus and any applicable prospectus supplement. This prospectus and any applicable prospectus supplement may be used only for the purpose for which it has been published, and no person has been authorized to give any information not contained in this prospectus and any applicable prospectus supplement. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may or the Selling Security Holder may sell securities covered by this prospectus in one or more offerings. Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, we or the Selling Security Holder may, from time to time, add and offer additional securities by filing a prospectus supplement with the SEC at the time of the offer.

On May 21, 2015, Macquarie Infrastructure Company LLC (“MIC LLC”) consummated a conversion (the “Conversion”) whereby it converted from a Delaware limited liability company to Macquarie Infrastructure Corporation, a Delaware corporation. The Conversion was consummated pursuant to a plan of conversion dated as of April 10, 2015. At the effective time of the Conversion, each outstanding limited liability company interest of MIC LLC automatically converted into one of our shares.

As a result of the Conversion, we are the successor issuer to MIC LLC pursuant to Rule 414 under the Securities Act. Pursuant to Rule 12g-3(a) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), as the successor issuer to MIC LLC, our shares are deemed registered under Section 12(b) of the Exchange Act. Our shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “MIC” in the same manner that limited liability company interests of MIC LLC were listed on the NYSE.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to the “Company,” “we,” “us,” and “our” mean, collectively, Macquarie Infrastructure Corporation and Macquarie Infrastructure Company, LLC, our predecessor, and all of our subsidiaries included in our consolidated financial statements.

PROSPECTUS SUPPLEMENT

This prospectus provides you with a general description of the securities that we may offer. Each time that we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. Any statement that we make in this prospectus shall be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement, especially the section titled “Risk Factors,” together with the additional information described under the heading “Incorporation of Certain Documents by Reference” or incorporated by reference in this prospectus and any applicable prospectus supplement.

The prospectus supplement to be attached to the front of this prospectus will describe: the applicable public offering price, the price paid for the securities, the net proceeds, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of securities covered by this prospectus.

For more detail on the terms of the securities offered, see “Description of our Capital Stock” and “Description of Debt Securities.”

FORWARD-LOOKING STATEMENTS

We have included in or incorporated by reference into this prospectus, and from time to time may make in our public filings, press releases or other public statements, certain statements that may constitute forward-looking statements. These include without limitation those under the headings “Macquarie Infrastructure Company” and “Risk Factors,” as well as those contained in any prospectus supplement or in any document incorporated by reference into this prospectus or any applicable prospectus supplement. In addition, our management may make forward-looking statements to analysts, investors, representatives of the media and others. These forward-looking statements are not historical facts and represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “potentially,” “may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results to differ materially from those contained in any forward-looking statements made by us. Any such forward-looking statements are qualified by reference to the following cautionary statements.

Forward-looking statements in this prospectus and any prospectus supplement (including any documents incorporated by reference herein or therein) are subject to a number of risks and uncertainties, some of which are beyond our control, including, among other things:

•	changes in general economic, business or demographic conditions or trends in the U.S. or changes in the political environment, level of travel or construction or transportation costs, including changes in interest rates and price levels;
•	the ability to service, comply with the terms of and refinance at maturity the substantial indebtedness;
•	disruptions or other extraordinary or force majeure events and the ability to insure against losses resulting from such events or disruptions;
•	the regulatory environment, including U.S. energy policy, and the ability to estimate compliance costs, comply with any changes thereto, rates implemented by regulators, and the relationships and rights under and contracts with governmental agencies and authorities;
•	sudden or extreme volatility in commodity prices;
•	changes in U.S. domestic demand for chemical, petroleum and vegetable and animal oil products, the relative availability of tank storage capacity and the extent to which such products are imported or exported;
•	changes in patterns of commercial or general aviation air travel, including variations in customer demand;
•	technological innovations leading to a change in energy, production, distribution and consumption patterns;
•	fluctuations in fuel costs, or the costs of supplies upon which the gas processing and distribution business is dependent, and the ability to recover increases in these costs from customers;
•	the ability to make alternate arrangements to account for any disruptions or shutdowns that may affect suppliers’ facilities or the operation of the barges upon which the gas processing and distribution business is dependent;
•	the ability to make, finance and integrate acquisitions and the quality of financial information and systems of acquired entities, including, without limitation, the acquisition of Bayonne Energy Center;
•	the ability to implement operating and internal growth strategies;

•	the competitive environment for attractive acquisition opportunities;
•	environmental risks, including the impact of climate change and weather conditions;
•	the impact of weather events, including hurricanes, tornadoes and/or seasonal extremes;
•	changes in electricity or other energy costs, including natural gas pricing;
•	unplanned outage and/or failures of technical and mechanical systems;
•	payment of performance fees to our Manager, if any, that could reduce distributable cash, if paid in cash, or could dilute existing shareholders if satisfied through the issuance of shares;
•	changes in the current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law and the qualification of income and gains for such treatment;
•	work interruptions or other labor stoppages;
•	the inability of principal off-takers in the contracted power businesses to take and/or pay for the energy supplied;
•	our Manager’s affiliation with the Macquarie Group or equity market sentiment, which may affect the market price of the shares;
•	the limited ability to remove our Manager for underperformance and our Manager’s right to resign;
•	unanticipated or unusual behavior of municipalities and states brought about by financial distress;
•	the extent to which federal spending cuts, including those resulting from sequestration, reduce the U.S. military presence on Hawaii or flight activity at airports on which Atlantic Aviation operates; and
•	any event or occurrence that may limit the ability to pay or increase a dividend.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. A description of risks that could cause our actual results to differ appears under the caption “Risk Factors” and elsewhere in this prospectus and any accompanying prospectus supplement and in the documents incorporated by reference into this prospectus and any accompanying prospectus supplement. It is not possible to predict or identify all risk factors and you should not consider that description to be a complete discussion of all potential risks or uncertainties that could cause our actual results to differ.

In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this prospectus or any accompanying prospectus supplement (including any documents incorporated by reference herein or therein) may not occur. These forward-looking statements are made as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, however, consult further disclosures we may make in future filings with the SEC.

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WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with those requirements, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC’s toll-free number at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov and can be found by searching the EDGAR archives on the website. In addition, our SEC filings and other information about us may also be obtained from our website at www.macquarie.com/mic, although information on our website does not constitute a part of this prospectus. Our shares are listed on the New York Stock Exchange, or NYSE, under the symbol “MIC” and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 to register with the SEC the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement or our other SEC filings for a copy of the contract or other document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the particular securities covered by a prospectus supplement has been completed. This prospectus is part of a registration statement filed with the SEC.

We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 18, 2015;
•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 4, 2015 (Commission File No. 001-32384);
•	Our Current Reports on Form 8-K filed with the SEC on February 6, 2015, February 24, 2015, February 27, 2015, May 6, 2015, May 11, 2015, May 15, 2015, May 20, 2015, May 21, 2015 and May 21, 2015; and
•	The description of our shares contained in Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on May 21, 2015, and any subsequent amendments and reports filed to update that description.

The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

Macquarie Infrastructure Corporation
125 West 55th Street
New York, NY 10019
Attention: Investor Relations
Telephone: (212)-231-1825

Except as provided above, no other information, including, but not limited to, information on our website, is incorporated by reference into this prospectus or a part of this prospectus.

MACQUARIE INFRASTRUCTURE CORPORATION

Macquarie Infrastructure Corporation, a Delaware corporation, is the successor to Macquarie Infrastructure Company LLC (“MIC LLC”) pursuant to the consummation of the conversion of MIC LLC into a Delaware corporation on May 21, 2015. MIC LLC was formed on April 13, 2004. Except as otherwise specified, all references in this prospectus to “MIC,” “the Company,” “we,” “us,” and “our” mean, Macquarie Infrastructure Corporation from and after the time of the conversion and MIC LLC, our predecessor, prior to the conversion, and, in each case, its subsidiaries. Macquarie Infrastructure Management (USA) Inc., which we refer to as our Manager, is part of the Macquarie Group, comprised of Macquarie Group Limited and its subsidiaries and affiliates worldwide.

General

We own, operate and invest in a diversified group of infrastructure businesses that provide services to businesses and individuals primarily in the U.S. The businesses we own and operate include:

•	International Matex Tank Terminals or IMTT: a bulk liquid terminals business that provides bulk liquid storage, handling and other services at ten marine terminals in the U.S. and two in Canada and is one of the larger participants in this industry in the U.S., based on storage capacity;
•	Atlantic Aviation: a network of aviation fixed-base operations (“FBOs”) that provide fuel, terminal, aircraft hangaring and other services primarily to owners and operators of general aviation aircraft at 69 airports in the U.S.;
•	Contracted Power and Energy segment, or CP&E: controlling interests in solar, wind and gas-fired power generation facilities in the U.S.; and
•	Hawaii Gas: a gas energy company processing and distributing gas and providing related services in Hawaii.

Our businesses generally operate in sectors of infrastructure with barriers to entry, including high initial development and construction costs, long-term contracts or the requirement to obtain government approvals and a lack of immediate cost-effective alternatives to the services provided. Overall they tend to generate sustainable, stable and growing cash flows over the long term.

Our Manager

We are managed externally by Macquarie Infrastructure Management (USA) Inc., our Manager. Our Manager is a member of the Macquarie Group, a diversified international provider of financial, advisory and investment services. The Macquarie Group is headquartered in Sydney, Australia and is a global leader in management of infrastructure investment vehicles on behalf of third-party investors and advising on the acquisition, disposition and financing of infrastructure assets.

We have entered into a management services agreement (the “Management Services Agreement”) with our Manager. Our Manager is responsible for our day-to-day operations and oversees the management teams of our operating businesses. At the holding company level, we do not have any employees. Our Manager has assigned, or seconded to us, two of its employees to serve as our chief executive officer and chief financial officer and seconds or makes other personnel available as required. In addition, our Manager elects one director of our board of directors who serves as chairman. The services performed for us by our Manager are provided at our Manager’s expense, and include the compensation of our seconded personnel.

We pay our Manager a monthly base management fee based primarily on our market capitalization. Our Manager can also earn a performance fee if the quarterly total return to shareholders (capital appreciation plus dividends) exceeds the quarterly total return of a U.S. utilities index. For our Manager to earn the performance fee, our quarterly total returns must be positive and in excess of any prior underperformance. If payable, the performance fee is equal to 20% of the difference between the benchmark return and the return for our shareholders. Our Manager may, in its sole discretion, choose to receive its base management and/or performance fees, if applicable, in cash or to reinvest such fees in additional shares. Our Manager’s election to invest its fees in shares can only change during a 20 trading day window following our earnings release. Any change would apply to fees paid thereafter. Accordingly, shareholders would have notice of our Manager’s intent to receive fees in cash rather than reinvest before the change is effective. The price for such shares is calculated based on the volume weighted average trading price of our shares over a specified period of time up to a maximum share price that is equal to double the closing share price of our shares on the last day of the election window.

Principal Executive Offices

Our principal executive offices are located at 125 West 55th Street, New York, NY 10019. Our telephone number at that location is (212) 231-1000. You may also obtain additional information about us from our website, www.macquarie.com/mic. Information on our website is not incorporated by reference into this prospectus or a part of this prospectus.

RISK FACTORS

An investment in our shares involves a number of risks. For a discussion of risks related to our business, please see Part I, Item 1A “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 18, 2015, which is incorporated in this prospectus by reference. You should carefully read and consider the risks described below and elsewhere in this prospectus, as well as those described in the documents we incorporate by reference, before investing in our securities.

Risks Related to Having an External Manager

We are subject to the terms and conditions of the Management Services Agreement between us and our Manager.

We cannot unilaterally amend the Management Services Agreement between us and our Manager. Changes in the compensation of our Manager, certain rights held by our Manager or other components of the Management Services Agreement require the approval of our Manager and may limit our ability to make changes that could be beneficial to shareholders generally.

Our Manager owns a significant portion of our outstanding shares. A sale of all or a portion of the shares owned by our Manager could be interpreted by the equity markets as a lack of confidence in our prospects.

Our Manager, in its sole discretion, determines whether to reinvest base management and performance fees in shares and whether to hold or sell those securities. Reinvestment of base management and performance fees in additional shares would increase our Manager’s ownership stake in us. As of May 20, 2015, our Manager owned 8.7% of our outstanding shares. If our Manager decides, for reasons other than our performance and prospects to reduce its position in us, such sales may be interpreted by some market participants as a lack of confidence in us and put downward pressure on the market price of our shares. Sales of shares by our Manager could increase the available supply and decrease the price if such sales are not made in an orderly fashion.

Certain provisions of our Management Services Agreement, certificate of incorporation and bylaws make it difficult for third parties to acquire control of us and could deprive investors of the opportunity to obtain a takeover premium for their shares.

In addition to the limited circumstances in which our Manager can be terminated under the terms of the Management Services Agreement, the Management Services Agreement provides that in circumstances where the shares cease to be listed on a recognized U.S. exchange as a result of the acquisition of our shares by third parties in an amount that results in the shares ceasing to meet the distribution and trading criteria on such exchange or market, our Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the Management Services Agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on our Manager’s exercise of its right to resign as our Manager subsequent to a delisting of our shares could delay or prevent a change in control that may favor our shareholders. Furthermore, in the event of such a delisting, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in our new assets, subject to debt repayment obligations. We would also be prohibited from incurring any new indebtedness or engaging in any transactions with our shareholders or our affiliates’ shareholders without the prior written approval of our Manager. These provisions could deprive shareholders of opportunities to realize a premium on the shares owned by them.

Our certificate of incorporation and bylaws contain a number of provisions that could have the effect of making it more difficult for a third-party to acquire, or discouraging a third-party from acquiring, control of us. These provisions include:

•	restrictions on our ability to enter into certain transactions with our major shareholders, with the exception of our Manager;
•	allowing only our board of directors to fill vacancies, including newly created directorships and requiring that directors may be removed only for cause and by a shareholder vote of 66 2/3%;
•	requiring that only the chairman or board of directors may call a special meeting of our shareholders;

•	prohibiting shareholders from taking any action by written consent;
•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our shareholders at a shareholders’ meeting; and
•	having a substantial number of additional shares authorized but unissued.

Our Manager’s decision to reinvest its monthly base management fees and quarterly performance fees, as applicable, in shares or retain the cash will affect shareholders differently.

Our Manager earned $46.6 million and $121.5 million in base management and performance fees, respectively, during 2014 and $16.5 million in base management and $148.7 million in performance fees in the first quarter of 2015. These fees are based on our market capitalization and performance and may be higher or lower than these levels in the future. Our Manager, in its sole discretion, may elect to retain base management fees and performance fees, if applicable, paid in cash or to reinvest such payments in additional shares. In the event our Manager chooses not to reinvest the fees to which it is entitled in additional shares, the amount paid will reduce the cash that may otherwise be distributed as a dividend to all shareholders or used in our operations. In the event our Manager chooses to reinvest the fees to which it is entitled in additional shares, effectively returning the cash to us, such reinvestment will dilute existing shareholders by the increase in the percentage of shares owned by our Manager. Either option may adversely impact the market for our shares.

In addition, our Manager has typically elected to invest its fees in shares, and, unless otherwise agreed with us, can only change this election during a 20 trading day window following our earnings release. Any change would apply to fees paid thereafter. Accordingly, shareholders would generally have notice of our Manager’s intent to receive fees in cash rather than reinvest before the change is effective.

Our Manager can resign with 90 days’ notice, or our CEO or CFO could be removed by the Manager, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations, which could adversely affect our financial results and negatively impact the market price of our shares.

Our Manager has the right, under the Management Services Agreement, to resign at any time with 90 days’ notice, whether we have found a replacement or not. The resignation of our Manager will trigger mandatory repayment obligations under debt facilities at certain of our operating companies. In addition, our Manager could re-assign or remove the CEO and/or the CFO from their positions and responsibilities without our board of directors’ approval and with little or no notice. If our Manager resigns or our CEO/CFO are removed, we may not be able to find a new external manager or hire internal management with similar expertise within 90 days to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial results could be adversely affected, perhaps materially, and the market price of our shares may decline substantially. In addition, the coordination of our internal management, acquisition activities and supervision of our businesses are likely to suffer if we were unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Manager and its affiliates.

Furthermore, if our Manager resigns, we and our subsidiaries will be required to cease use of the Macquarie brand entirely, and change their names to remove any reference to “Macquarie.” This may cause the value of our Company and the market price of our shares to decline.

Our externally managed model may not be viewed favorably by investors.

We are externally managed by a member of the Macquarie Group. Our Manager receives a fee for its services that provides for a number of corporate center functions including the compensation of our management team and those who provide services to us on a shared basis, health and welfare benefits, the provision of facilities, technology and insurance (other than directors and officers). The fee is based on our market capitalization and thus increases as we grow. The size of the fee may bear no direct correlation with the actual cost of providing the agreed upon services and may be higher than the cost of managing our

Company internally. Per the terms of the Management Services Agreement with our Manager, the default manner for satisfying any base management or performance fees to which our Manager may be entitled is the issuance of additional shares. To the extent the fee continues to be satisfied with the delivery of additional shares, all shareholders are diluted and our hurdle for growing distributable cash on a per share basis will be higher.

Our Manager’s affiliation with Macquarie Group Limited and the Macquarie Group may result in conflicts of interest or a decline in our share price.

Our Manager is an affiliate of Macquarie Group Limited and a member of the Macquarie Group. From time to time, we have entered into, and in the future we may enter into, transactions and relationships involving Macquarie Group Limited, its affiliates, or other members of the Macquarie Group. Such transactions have included and may include, among other things, the entry into debt facilities and derivative instruments with members of the Macquarie Group serving as lender or counterparty, and financial advisory or equity underwriting services provided to us by the Macquarie Group.

Although our audit committee, all of the members of which are independent directors, is required to approve of any related party transactions, including those involving members of the Macquarie Group or its affiliates, the relationship of our Manager to the Macquarie Group may result in conflicts of interest.

In addition, because our Manager is a member of the Macquarie Group, negative market perceptions of Macquarie Group Limited generally or of Macquarie’s infrastructure management model, or Macquarie Group statements or actions with respect to other managed vehicles, may affect market perceptions of us and cause a decline in the price of our shares unrelated to our financial performance and prospects.

In the event of the underperformance of our Manager, we may be unable to remove our Manager, which could limit our ability to improve our performance and could adversely affect the market price of our shares.

Under the terms of the Management Services Agreement, our Manager must significantly underperform in order for the Management Services Agreement to be terminated. Our board of directors cannot remove our Manager unless:

•	our shares underperform a weighted average of two benchmark indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66.67% of the outstanding shares (excluding any shares owned by our Manager or any affiliate of the Manager) vote to remove our Manager;
•	our Manager materially breaches the terms of the Management Services Agreement and such breach continues unremedied for 60 days after notice;
•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the Management Services Agreement, or engages in fraudulent or dishonest acts; or
•	our Manager experiences certain bankruptcy events.

Because our Manager’s performance is measured by the market performance of our shares relative to a benchmark index, even if the absolute market performance of our shares does not meet expectations, our board of directors cannot remove our Manager unless the market performance of our shares also significantly underperforms the benchmark index. If we were unable to remove our Manager in circumstances where the absolute market performance of our shares does not meet expectations, the market price of our shares could be negatively affected.

Risks Related to Ownership of Our Shares

Our reported Earnings per Share, or EPS, as defined under GAAP, do not reflect the cash generated by our businesses and may result in unfavorable comparisons with other businesses for which EPS is a useful component in valuation.

Our businesses own and invest in high-value, long-lived assets that generate large amounts of depreciation and amortization. Depreciation and amortization are non-cash expenses that serve to reduce reported EPS. As a result, our financial performance may appear to be substantially worse compared with businesses whose earnings do not reflect the effects of depreciation and amortization (or other non-cash items). To the extent that our results appear to be worse, we may have relatively greater difficulty attracting investors in our shares.

Our inability, under GAAP, to consolidate the financial results of certain of our investments may make it relatively more difficult to analyze the cash generating capacity of our combined businesses.

We may make investments in certain businesses which we will be required to account for using the equity method rather than consolidate with the results of our other businesses. The equity method requires us to include the portion of the net income, as determined in accordance with GAAP, equal to our equity interest in the business in our consolidated statement of operations. The physical asset backed nature of the businesses in which we invest (and the higher levels of non-cash expenses including depreciation and amortization) may mean that the performance of these investments have relatively little impact on our consolidated statement of operations and may not be reflected in the valuation of our shares.

Our total assets include a substantial amount of goodwill and other intangible assets. The write-off of a significant portion of intangible assets would negatively affect our reported earnings.

Our total assets reflect a substantial amount of goodwill and other intangible assets. At March 31, 2015, goodwill and other intangible assets, net, represented approximately 44.2% of total assets. Goodwill and other intangible assets were primarily recognized as a result of the acquisitions of our businesses. Other intangible assets consist primarily of airport operating rights, customer relationships and trade names. On at least an annual basis, we assess whether there has been any impairment in the value of goodwill and assess for impairment of other intangible assets when there are triggering events or circumstances. If the carrying value of the tested asset exceeds its estimated fair value, impairment is deemed to have occurred. In this event, the amount is written down to fair value. Under current accounting rules, this would result in a charge to reported earnings. We have recognized significant impairments in the past, and any future determination requiring the write-off of a significant portion of goodwill or other intangible assets would negatively affect our reported earnings and total capitalization, and could be material.

Our total assets include a substantial amount of intangible assets and fixed assets. The depreciation and amortization of these assets may negatively impact our reported earnings.

The high level of intangible and physical assets written up to fair value upon acquisition of our businesses generates substantial amounts of depreciation and amortization. These non-cash items serve to lower net income as reported in our consolidated statement of operations as well as our taxable income. The generation of net losses or relatively small net income may contribute to a net operating loss, or NOL, carryforward that can be used to offset current taxable income in future periods. However, the continued reporting of little or negative net income may adversely affect the attractiveness of our Company among some potential investors and may reduce the market for our shares.

The market price and marketability of our shares may from time to time be significantly affected by numerous factors beyond our control, which may adversely affect our ability to raise capital through future equity financings.

The market price of our shares may fluctuate significantly. Many factors that are beyond our control may significantly affect the market price and marketability of our shares and may adversely affect our ability to raise capital through equity financings. These factors include, but are not limited to, the following:

•	significant volatility in the market price and trading volume of securities of Macquarie Group Limited and/or vehicles managed by the Macquarie Group or branded under the Macquarie name or logo;
•	significant volatility in the market price and trading volume of securities of registered investment companies, business development companies or companies in our sectors, which may not be related to the operating performance of these companies;
•	changes in our earnings or variations in operating results;
•	any shortfall in EBITDA excluding non-cash items or Free Cash Flow from levels expected by securities analysts;
•	changes in regulatory policies or tax law;
•	operating performance of companies comparable to us; and
•	loss of funding sources.

Risks Related to Taxation

We have significant NOL carryforwards that may be fully utilized over the next several years thereby subjecting us to payment of substantial U.S. federal income taxes and reducing our distributable Free Cash Flow.

We may, without the acquisition of businesses with NOLs, payment of performance fees or implementation of other strategies that provide us with additional tax shield, fully utilize our existing NOLs before we anticipate or have previously indicated. At that point, we may be subject to U.S. federal income taxes in consolidation and any liability could be material. Any liability will reduce distributable Free Cash Flow and could prevent the growth or reduce the rate of growth of our dividends.

The current treatment of qualified dividend income and long-term capital gains under current U.S. federal income tax law may be adversely affected, changed or repealed in the future.

Under current law, qualified dividend income and long-term capital gains are taxed to non-corporate investors at a maximum U.S. federal income tax rate of 20%. In addition, certain holders that are individuals, estates or trusts are subject to 3.8% surtax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of our shares. This tax treatment may be adversely affected, changed or repealed by future changes in tax laws at any time, which may affect market perceptions of our Company and the market price of our shares could be negatively affected.

Our ability to use our NOL carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation (or other entity taxable as a corporation, such as us) that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and certain other tax attributes to offset future taxable income. Generally speaking, an “ownership change” occurs if the aggregate percentage ownership of the stock of the corporation held by one or more “five-percent shareholders” (as defined in the Code and the Treasury regulations promulgated thereunder, or the Regulations) increases by more than fifty percentage points over such shareholders’ lowest percentage ownership during the testing period, which is generally the three year-period ending on the transaction date. If we undergo an ownership change, our ability to utilize NOLs and certain other tax attributes could be limited.

We have significant U.S. federal income tax NOLs, which may not be realized before they expire.

Our U.S. federal income tax NOL balance at December 31, 2014 was revised from $250.7 million to $286.7 million during the first quarter of 2015, which balance is available to offset future taxable income, if any. The revision relates to approximately $36.0 million for the election of bonus depreciation at IMTT for the 2014 tax year. While we have concluded that all of the NOLs will more likely than not be realized, there can be no assurance that we will utilize the NOLs generated to date or any NOLs we might generate in the future. In addition, we have incurred state NOLs and have provided a valuation allowance against a portion of those. As with our federal NOLs, there is also no assurance that we will utilize those state losses or future losses that may be generated. Further, the State of Illinois has suspended the use of NOL carryforwards through 2014, similar to the State of California’s suspension of an NOL deduction through 2011 for large corporations. There can be no assurance that other states will not suspend the use of NOL carryforwards or that California and Illinois will not extend the suspension of the use of NOL carryforwards.

The treatment of depreciation and other tax deductions under current U.S. federal income tax law may be adversely affected, changed or repealed in the future.

Under current law, certain capital expenditures are eligible for accelerated depreciation, including 50% bonus depreciation for assets placed in service prior to December 31, 2014, for U.S. federal income tax purposes. In addition, certain other expenses are eligible to be deducted for U.S. federal income tax purposes. This tax treatment may be adversely affected, changed or repealed by future changes in tax laws at any time, which may affect market perceptions of us, and the market price of our shares could be negatively affected.

Risks Related to the Conversion

The benefits expected to be obtained from the conversion may not be achieved.

The benefits expected to be obtained from our conversion from a limited liability company to a corporation may not be achieved. For example, the conversion may not result in our inclusion in certain stock market indices, such as the S&P indices and the Russell indices, which we are eligible for as a corporation. Inclusion in such indices may not result in an increased demand for our securities and we may not have greater access to capital. The conversion also may not increase our ability to retain its current directors or attract and retain new directors.

We may issue preferred stock with rights, preferences and privileges that may be superior to the shares, and could have other negative consequences to holders of our shares.

Shares of preferred stock may be issued in a financing in which investors purchase preferred stock with rights, preferences, and privileges that may be superior to those of our shares. We may also use the authorized preferred stock for potential strategic transactions, including, among other things, acquisitions, strategic partnerships, joint ventures, restructurings, business combinations and investments. There are no assurances that any such transactions will be consummated on favorable terms or at all, that they will enhance shareholder value, or that they will not adversely affect our business or the trading price of the common stock. In addition, preferred stock could be issued for capital raising, financing and acquisition needs or opportunities that have the effect of making an acquisition of our Company more difficult or costly, as could also be the case if the board of directors were to issue additional shares.

USE OF PROCEEDS

Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from our sale of securities under this prospectus for general corporate purposes, including, but not limited to, repayment or refinancing of borrowings, working capital, capital expenditures, investments and the financing of possible acquisitions. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement relating to such offering.

We will not receive any proceeds from sales of shares offered by the Selling Security Holder under this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is information concerning our ratio of earnings to fixed charges from continuing operations.

	Year Ended December 31,
	2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges(1)	11.99	1.84	2.13	1.39	N/M	(2)

(1)	Our ratio of earnings to fixed charges from continuing operations is computed by dividing (i) pre-tax income from continuing operations before equity in earnings and amortization charges of investees, plus amortization of capitalized interest, fixed charges and distribution received from equity investees classified as operating activities less interest capitalized; by (ii) fixed charges.
(2)	Our ratio of earnings to fixed charges from continuing operations for the year ended December 31, 2010 is not meaningful as fixed charges exceeded adjusted earnings in such year. Earnings were deficient to cover fixed charges by $14,871,000 in 2010.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is a summary of the material provisions of our certificate of incorporation and bylaws and specified provisions of the DGCL, in each case to the extent that they relate to shares of our capital stock. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the certificate of incorporation, the bylaws and the DGCL. These documents may be amended from time to time. You should read each of these documents because they, not this description, will define your rights as shareholders.

General

Our authorized capital stock consists of (i) 500,000,000 shares of common stock, $0.001, par value per share, (ii) 100 shares of special stock, $0.001, par value per share, and (iii) 100,000,000 shares of preferred stock, par value $0.001 per share. As of May 21, 2015, we had outstanding 79,427,057 shares of common stock, 100 shares of special stock and no shares of preferred stock.

Common Stock

Voting.  Each share of common stock is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Except as provided in the certificate of incorporation, the holders of common stock and special stock vote separately as different classes. Holders of common stock are not entitled to vote cumulatively for the election of directors. Except as provided in the certificate of incorporation or under the DGCL, all matters to be voted on by holders of common stock must be approved by a majority of the voting power of the shares present in person or represented by proxy at the meeting of shareholders or, in the case of the election of directors, by a plurality of the votes cast at a meeting at which a quorum is present (consisting of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote, present in person or by proxy).

Dividends.  Subject to applicable law and the preference of any other stock ranking prior to the common stock as to the payment of dividends, holders of common stock are entitled to receive dividends in amounts as determined by the board of directors. We may pay dividends consisting of cash, property or shares of our capital stock.

Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under Delaware law, however, a corporation cannot pay dividends out of net profits if, after paying the dividend, the corporation’s capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Transfer Restriction.  The certificate of incorporation and bylaws do not restrict the transfer of shares of common stock but the bylaws provide that we have the power to enter into and perform any agreement with any shareholders to restrict the transfer of shares of our stock in any manner not prohibited by the DGCL.

Election of Directors.  Under the certificate of incorporation, at any time when the Management Services Agreement is in effect and our Manager or any of its affiliates holds at least 200,000 shares of common stock (which represents the number of shares of common stock with an aggregate value of at least $5 million at a price per share of common stock equal to the per share price of the shares sold in the initial public offering of the predecessor to MIC LLC) (as adjusted to reflect any subsequent equity splits or similar recapitalizations), holders of common stock, voting separately as a class, will be entitled to elect our directors other than one director who will be elected by the holders of special stock and who will act as the chairman of the board of directors.

At any time when the Management Services Agreement is not in effect or neither our Manager nor any of its affiliates holds at least 200,000 shares of common stock (as adjusted to reflect any subsequent equity splits or similar recapitalizations), the holders of common stock will be entitled to elect all of the directors to be elected at an election.

Other Rights.  Upon our liquidation, dissolution or winding up, all holders of common stock will be entitled to share equally, on a per share basis, in all of our assets of whatever kind available for distribution.

Trading.  Our common stock is listed on the NYSE under the symbol “MIC” in the same manner that limited liability company interests of MIC LLC were listed on the NYSE. Our transfer agent and registrar is Computershare, Inc.

Special Stock

Concurrently with our conversion from a corporation to a limited liability company, we issued to our Manager 100 shares of special stock. The sole purpose for the issuance of special stock to our Manager was to preserve our Manager’s previously-existing right to appoint one director to serve as the chairman of our board of directors, which right would otherwise have been lost upon consummation of the conversion.

Voting.  Each share of special stock is entitled to one vote on each matter to which holders of special stock are entitled to vote or provide consent.

Holders of special stock are not entitled to vote on or consent to any matter, except those matters explicitly set forth in the certificate of incorporation, which are as follows:

•	any further authorization for issuance of shares of special stock, which issuance will require the prior affirmative vote or written consent of the holders of a majority of the shares outstanding of special stock, voting or consenting separately as a class;
•	any issuance of shares of preferred stock, which issuance will require the prior affirmative or written consent of the holders of a majority of the shares outstanding of special stock, voting or consenting separately as a class;
•	any amendment of any provision of the certificate of incorporation or bylaws that would adversely affect the rights of holders of special stock as a class, which amendment will require the prior affirmative vote or written consent of the holders of a majority of the shares outstanding of special stock, voting or consenting separately as a class;
•	election of one director who will act as the chairman of the board of directors, which election will require the affirmative vote or written consent of the holders of special stock, voting or consenting separately as a class, as discussed immediately below in the section entitled “— Election of One Director”;
•	removal of any director for cause, which removal will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding shares of common stock and special stock (and any series of preferred stock then entitled to vote at an election of directors), voting together as a single class; and
•	removal of any director elected by the holders of special stock, voting or consenting separately as a class, without cause, which removal will require the affirmative vote or written consent of the holders of at 66 2/3% of the voting power of the issued and outstanding shares of special stock, voting or consenting separately as a class.

Election of One Director.  Under the certificate of incorporation, holders of special stock are entitled to elect one director, who will act as the chairman of the board of directors, at any time when the Management Services Agreement is in effect and our Manager or any of its affiliates holds at least 200,000 shares of common stock (as adjusted to reflect any subsequent equity splits or similar recapitalizations).

Dividends.  The certificate of incorporation provides that holders of special stock are not entitled to any dividends.

Transfer Restriction.  The certificate of incorporation provides that holders of special stock may not offer, sell, pledge, transfer, dispose or distribute shares of special stock or enter into any agreement with respect to the foregoing.

Redemption.  Upon the earlier of (i) the termination of the Management Services Agreement or (ii) the date on which neither our Manager nor any of its affiliates holds at least 200,000 shares of common stock (as adjusted to reflect any subsequent equity splits or similar recapitalizations) (in either case, a “Redemption Event”), all outstanding shares of special stock will be redeemed by us at a price equal to $0.001 per share, within five business days after we become aware of the occurrence of a Redemption Event. If we do not have sufficient funds legally available to redeem all outstanding shares of special stock, we will redeem a pro rata portion of each holder’s redeemable shares out of any legally available funds and redeem the remaining shares as soon as practicable after we have funds legally available thereafter. Any shares of special stock which are redeemed or otherwise acquired by us or any of our subsidiaries will be automatically and immediately canceled and retired and will not be reissued, sold or transferred. Neither we nor any of our subsidiaries may exercise any voting or other rights granted to the holders of special stock following redemption.

Other Rights.   Holders of special stock are not entitled to share in any distribution of assets in the event of any liquidation, dissolution or winding up of our affairs.

Trading.  Our special stock is not listed on any stock exchange.

Preferred Stock

This section summarizes the general terms of the preferred stock that we may offer. The prospectus supplement relating to a particular series of preferred stock will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summaries in this section and the prospectus supplement do not describe every aspect of the preferred stock. If any particular terms of a series of preferred stock described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus. When evaluating an offering of our preferred stock, you also should refer to all of the provisions of our certificate of incorporation, the applicable certificate of designation for the offered series of preferred stock and the DGCL. The applicable certificate of designation will be filed as an exhibit to or incorporated by reference in the registration statement of which this prospectus is a part.

Our board of directors is authorized to fix the designations, rights, preferences, powers and limitations of and to issue each series of the preferred stock. Our board of directors has flexibility to create one or more series of preferred stock, from time to time, and to determine the relative designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each series, and a prospectus supplement will describe the terms of any series of preferred stock being offered thereby, including, without limitation:

•	the dividend rights, dividend rates and dividend periods (or the method of calculation);
•	the purchase price;
•	conversion or exchange rights;
•	any voting rights;
•	rights and terms of redemption (including sinking fund provisions) or repurchase;
•	redemption price or prices;
•	liquidation preferences of any such series;
•	the number of shares in each series;
•	the designation thereof;
•	whether the shares of preferred stock will be listed on a securities exchange;
•	any special U.S. federal income tax considerations; and
•	any other powers, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions.

The consent of our Manager, as holder of shares of special stock, is required for issuances of preferred stock.

Preferred stock may be issued, at the discretion of our board of directors, for any proper corporate purpose, without further action by our shareholders other than as may be required by applicable law. Shareholders do not have preemptive rights with respect to the future issuance of shares of preferred stock and shareholders’ interest in us could be diluted by any such issuance with respect to any of the following: earnings per share, voting, liquidation rights and book and market value.

The issuance of shares of preferred stock could affect the relative rights of holders of common stock. Depending upon the exact terms, limitations and relative rights and preferences, if any of the shares of preferred stock as determined by the board of directors at the time of issuance, the holders of shares of preferred stock may be entitled to a higher dividend rate than that paid on the common stock, a prior claim on funds available for the payment of dividends, a fixed preferential payment in the event of liquidation and dissolution, redemption rights, rights to convert their shares of preferred stock into shares of common stock, and voting rights which would tend to dilute the voting control of the holders of shares of common stock. We could use preferred stock for potential strategic transactions, including, among other things, acquisitions, strategic partnerships, joint ventures, restructurings, business combinations and investments. We cannot provide assurances that any such transactions will (i) be consummated on favorable terms or at all, (ii) enhance shareholder value or (iii) not adversely affect our business or the trading price of common stock. Any shares of preferred stock could be issued with rights, preferences and privileges that may be superior to those of the common stock.

Our board of directors has represented that it will not, without prior shareholder approval, approve the issuance or use of preferred stock for any defensive or anti-takeover purpose or for the purpose of implementing any shareholder rights plan. Within these limits, as well as others imposed by applicable law and NYSE rules, the board of directors may approve the issuance or use of preferred stock for capital raising, financing and acquisition needs or opportunities that has the effect of making an acquisition of our Company more difficult or costly, as could also be the case if the board of directors were to issue additional common stock.

Forum Selection Clause

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws or (v) any action asserting a claim governed by the internal affairs doctrine, will be the Court of Chancery of the State of Delaware. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions.

Anti-Takeover Provisions

Certain provisions of the Management Services Agreement, our certificate of incorporation and our bylaws may make it more difficult for third parties to acquire control of us by various means. These provisions could deprive our shareholders of opportunities to realize a premium on the shares owned by them. In addition, these provisions may adversely affect the prevailing market price of the shares. These provisions are intended to:

•	protect the position of our Manager and its rights to manage our business and affairs under the Management Services Agreement;
•	enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of us;
•	discourage certain tactics that may be used in proxy fights;
•	encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and
•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our shareholders.

Anti-Takeover Effects of the Management Services Agreement

The limited circumstances in which our Manager may be terminated means that it will be very difficult for a potential acquirer to take over the management and operation of our business. Under the terms of the Management Services Agreement, our Manager may only be terminated by us in the following circumstances:

•	our shares underperform a weighted average of two benchmark utilities indices by more than 30% in relative terms and more than 2.5% in absolute terms in 16 out of 20 consecutive quarters prior to and including the most recent full quarter, and the holders of a minimum of 66 2/3% of our shares (excluding any shares owned by our Manager or any affiliate of our Manager) vote to remove our Manager;
•	our Manager materially breaches the terms of the Management Services Agreement and such breach continues unremedied for 60 days after notice;
•	our Manager acts with gross negligence, willful misconduct, bad faith or reckless disregard of its duties in carrying out its obligations under the Management Services Agreement or engages in fraudulent or dishonest acts; or
•	our Manager experiences certain bankruptcy events.

In addition to the limited circumstances in which our Manager can be terminated under the terms of the Management Services Agreement, the Management Services Agreement provides that in circumstances where our common stock ceases to be listed on a recognized U.S. national securities exchange as a result of the acquisition of our common stock by third parties in an amount that results in the common stock ceasing to meet the distribution and trading criteria on such exchange or market, our Manager has the option to either propose an alternate fee structure and remain our Manager or resign, terminate the Management Services Agreement upon 30 days’ written notice and be paid a substantial termination fee. The termination fee payable on our Manager’s exercise of its right to resign as our Manager subsequent to a delisting of our common stock could delay or prevent a change in control that may favor our shareholders. Furthermore, in the event of such a delisting, any proceeds from the sale, lease or exchange of a significant amount of assets must be reinvested in new assets of our Company, subject to debt repayment obligations. We will also be prohibited from incurring any new indebtedness or engaging in any transactions with our shareholders or our affiliates without the prior written approval of our Manager. These provisions could deprive our shareholders of opportunities to realize a premium on the shares owned by them.

Furthermore, upon resignation of our Manager and the termination of the Management Services Agreement, or within 30 days of a delisting of our shares unless otherwise agreed by our Manager, we and our subsidiaries will cease using the Macquarie brand entirely, including changing our names to remove any reference to “Macquarie.” Similarly, if our Manager’s appointment is terminated by us, we and our subsidiaries will cease using the Macquarie brand within 30 days of termination.

Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws and Under Delaware Corporate Law

A number of provisions of our certificate of incorporation, bylaws and the DGCL also could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Business Combinations.  The certificate of incorporation prohibits the merger or consolidation of us with or into any limited liability company, corporation, trust or any other unincorporated business or the sale, lease or exchange of all or substantially all of our assets unless the board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of a majority of the outstanding shares entitled to vote thereon; provided, however, that any shares held by the Manager or an affiliate or associate of the Manager shall not be entitled to vote to approve any merger or consolidation with or into, or sale, lease or exchange to, the Manager or any affiliate or an associate thereof.

We are subject to the provisions of Section 203 of the DGCL.

Section 203 prohibits an “interested stockholder” from engaging in a “business combination” with a Delaware corporation for three years following the date such person became an interested stockholder, unless:

•	prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;
•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or
•	on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Section 203 defines a “business combination” to generally include:

•	any merger or consolidation involving the corporation and an interested stockholder;
•	any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;
•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;
•	any transaction involving the corporation which has the effect of increasing the proportionate share of any class or series of stock of the corporation beneficially owned by the interested stockholder; or
•	the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 generally defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The certificate of incorporation provides that we shall not merge or consolidate with any other entity or sell, lease or exchange its property and assets, unless the board of directors adopts a resolution approving such action by the affirmative vote of at least a majority of the total number of directors then in office and an affirmative vote of the shareholders holding a majority of the voting power of our issued and outstanding shares of stock. Any shares held by the Manager or its affiliate or associate will not be entitled to vote on approval of any merger or consolidation with or into, or sale, lease or exchange to, the Manager or its affiliate or associate.

The certificate of incorporation also provides that the affirmative vote of at least 66 2/3% of our outstanding shares of stock (excluding shares held by an “interested stockholder” (as defined in the certificate of incorporation) or any of its affiliates or associate) is required to approve any “business combination” (as defined in the certificate of incorporation). Such affirmative vote is required notwithstanding any law or agreement with any securities exchange or otherwise. The “continuing directors” (as defined in the certificate of incorporation) will determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with the provisions relating to certain business combinations and transactions, including, without limitation, (a) whether a person is an interested stockholder, (b) the number of shares of our stock beneficially owned by any person, (c) whether a person is an affiliate or associate of another and (d) the “fair market value” (as defined in the certificate of incorporation) of our equity securities or any of our subsidiaries.

Vacancies; Acting by Written Consent.  Subject to the right of our Manager as holder of the special stock to elect one director and his or her successor in the event of a vacancy, the certificate of incorporation authorizes only our board of directors to fill vacancies, including for newly created directorships. This provision could prevent a shareholder of ours from effectively obtaining an indirect majority representation on our board of directors by permitting the existing board to increase the number of directors and to fill the vacancies with its own nominees.

Except as otherwise provided in the certificate of incorporation, holders of our shares are not permitted to act by written consent.   Instead, shareholders may only take action via proxy, which may be presented at a duly called annual or special meeting of our shareholders. Furthermore, the certificate of incorporation provides that special meetings may only be called by the chairman of our board of directors or by resolution adopted by our board of directors.

Nomination and Proposal Procedures.  Our bylaws provide that shareholders seeking to bring business before an annual meeting of members or to nominate candidates for election as directors at an annual meeting of shareholders of our Company must provide notice thereof in writing to us not less than 120 days and not more than 150 days prior to the anniversary date of our preceding year’s annual meeting. In addition, the shareholder furnishing such notice must be a shareholder of record on both (1) the date of delivering such notice and (2) the record date for the determination of shareholders entitled to vote at such meeting. The bylaws specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting or from making nominations for directors at an annual or special meeting. To deliver timely notice of a nomination for a special meeting of shareholders, a shareholder must submit such written notice at least 120 days but not more than the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the special meeting date and of the proposed nominees.

Future Issuances of Common Stock.  Authorized but unissued shares of common stock are available for future issuance, without approval of our shareholders. These additional shares may be utilized for a variety of purposes, including acquisitions, compensation and incentive plans and future public or private offerings to raise additional capital. One of the effects of the existence of such unissued shares may be to enable the board of directors to discourage or prevent a potential acquisition or takeover (by means of a tender or exchange offer, proxy contest or otherwise) and thereby to protect the continuity of the management.

Removal Procedures.  Our certificate of incorporation provides that any director may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding shares of common stock, special stock and preferred stock, if any, voting together as a single class. Any director elected by the holders of common stock, voting separately as a class, may be removed from office at any time, without cause, solely by the affirmative vote of at least 66 2/3% of the voting power of the issued and outstanding shares of common stock voting separately as a separate class. Any director elected by the holders of special stock, voting or consenting separately as a class, may be removed from office at any time, without cause, solely by the affirmative vote or written consent of the holders of at least 66 2/3% of the voting power of the issued and outstanding shares of special stock voting separately as a separate class.

Rights Plan.  Although we do not have a shareholder rights plan, under Delaware law, the board of directors could adopt such a plan without shareholder approval. If adopted, a shareholder rights plan could operate to cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors.

Amendment of Certificate of Incorporation and Bylaws.  Our board of directors has broad authority, subject to the limitations described below, to amend the certificate of incorporation and bylaws. The board, with shareholder approval if required, could in the future choose to amend the certificate of incorporation or bylaws to include other provisions which have the intention or effect of discouraging takeover attempts. Under the DGCL, the certificate of incorporation may be amended by an affirmative vote of a majority of the directors then in office and a majority of the outstanding stock and entitled to vote thereon. The certificate of incorporation and the bylaws provide that the board of directors may amend the bylaws by resolution adopted by the affirmative vote of a majority of the total number of directors then in office, subject to limitations under Delaware law. Section 6.6 (Replacement manager) and Section 11.1 (Amendments) of the bylaws may not be amended without the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at a meeting of shareholders. For so long as the Management Services Agreement is in effect, Section 3.7 (Appointment of Chairman of the Board), Article VI (Management), and Article XI (Amendments) of the bylaws may not be amended without the prior written consent of our Manager.

DESCRIPTION OF DEBT SECURITIES

Senior and Subordinated Debt Securities

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a senior indenture entered into between us and Wells Fargo Bank, National Association, as trustee, and subordinated debt securities will be issued under a subordinated indenture, to be entered into between us and Wells Fargo Bank, National Association, as trustee. This prospectus sometimes refers to the senior indenture and the subordinated indenture collectively as the indentures. The senior indenture and the form of subordinated indenture have been filed as exhibits to the registration statement of which this prospectus forms a part.

We may also issue debt securities under a separate, new indenture. If that occurs, we will describe any differences in the terms of any series or issue of debt securities in the prospective supplement relating to that series or issue.

The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time as permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

As used in this “Description of Debt Securities,” the terms “the company,” “we,” “our” and “us” refer to Macquarie Infrastructure Corporation, a Delaware corporation, and do not, unless otherwise provided, include our subsidiaries.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of the company. The senior debt securities will rank equally with any of our other unsecured senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior debt, as defined, and described more fully, under “— Subordination,” to the extent and in the manner set forth in the subordinated indenture.

The indentures will not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture and will be equal in ranking.

In the event that our secured creditors, if any, exercise their rights with respect to our assets pledged to them, our secured creditors would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to our other creditors, including the holders of debt securities of any series.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities of any series or to make any funds available to the company, whether by dividend, loan or other payment, unless such subsidiaries guarantee the debt securities issued by the company. Therefore, without such guarantees, the assets of the company’s subsidiaries will be subject to the prior claims of all their respective creditors, including the lenders under any credit facilities or debt instruments maintained by our subsidiaries and trade creditors of our subsidiaries. The payment of dividends or the making of loans or advances to the company by its subsidiaries may be subject to contractual, statutory or regulatory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

Prospectus Supplement

Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered. These terms will include some or all of the following:

•	the title of the debt securities and whether they are senior debt securities or subordinated debt securities;
•	any limit on the aggregate principal amount of debt securities of such series;
•	the purchase price for the debt securities and the denominations of the debt securities, if other than denominations of $2,000 or any integral multiple of $1,000;
•	the date or dates upon which the debt securities are payable and whether the stated maturity date may be extended or the method used to determine or extend those dates;
•	the rate or rates at which the debt securities of the series shall bear interest, if any, which may be fixed or variable, or the method by which such rate or rates shall be determined;
•	the basis for calculating interest if other than a 360-day year of twelve 30-day months;
•	the date or dates from which any interest will accrue or the method by which such date or dates will be determined;
•	the dates on which we will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date, or the method by which such date or dates shall be determined;
•	the right, if any, to extend the interest payment periods and the duration of any such deferral period;
•	any provisions that would determine payments on the debt securities by reference to any index, formula or other method, and the manner of determining the amount of such payments;
•	the place or places where payments on the debt securities will be payable, where any securities may be surrendered for registration of transfer, exchange or conversion, as applicable, and notices and demands may be delivered to or upon us pursuant to the applicable indenture;
•	the rate or rates of amortization of the debt securities, if any;
•	our obligation or discretion, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which, the price or prices at which and the other terms and conditions upon which any debt securities of such series shall be redeemed, in whole or in part, pursuant to such obligation;
•	the period or periods within which, the price or prices at which, and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at our option and, if other than by a board resolution, the manner in which any election by us to redeem the debt securities shall be evidenced;
•	any restriction or condition on the transferability of the debt securities of a particular series;
•	the portion, or methods of determining the portion, of the principal amount of the debt securities which we must pay upon the acceleration of the maturity of the debt securities in connection with an event of default, as defined below, if other than the full principal amount;
•	the currency or currencies in which the debt securities will be denominated and in which principal, any premium and any interest will or may be payable or a description of any units based on or relating to a currency or currencies in which the debt securities will be denominated;
•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

•	any deletions from or modifications or additions to the events of default or our covenants with respect to the applicable series of debt securities, and any provision for the suspension of certain covenants based on credit ratings or other criteria applicable to us or securities issued by us;
•	the application, if any, of the terms of the applicable indenture relating to defeasance and covenant defeasance, which terms are described below, to the debt securities;
•	whether we are issuing the debt securities in whole or in part in global form;
•	the depositary for global or certificated debt securities;
•	the names of any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities;
•	to whom any interest on any debt security shall be payable, if other than the person in whose name the security is registered on the record date for such interest, and the extent to which, or the manner in which, any interest payable on a temporary global debt security will be paid if other than in the manner provided in the applicable indenture;
•	if the principal amount payable at the stated maturity of any debt security of the series will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such debt securities as of any such date for any purpose, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);
•	whether, under what circumstances and the currency in which we will pay any additional amounts on the debt securities as contemplated in the applicable indenture in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts (and the terms of any such option);
•	whether and the extent to which the debt securities are entitled to the benefits of any guarantees by any of our subsidiaries or any other form of guarantee;
•	whether the debt securities will be subordinated and the terms of the subordination provisions that will apply to the debt securities; and
•	any other specific terms of the debt securities not inconsistent with the indenture.

Each prospectus supplement, if required, will describe the material U.S. federal income tax considerations associated with the purchase, ownership and disposition by U.S. holders and non-U.S. holders (in each case, as defined under the heading “Material U.S. Federal Income Tax Considerations”) relating to the specific series of debt securities offered.

Unless otherwise specified in a prospectus supplement, the debt securities will not be listed on any securities exchange and will be issued in fully-registered form without coupons.

Holders of the debt securities may present their securities for exchange and may present registered debt securities for transfer in the manner described in the applicable prospectus supplement. Except as limited by the applicable indenture, we will provide these services without charge, other than any tax or other governmental charge payable in connection with the exchange or transfer.

Debt securities may bear interest at a fixed rate or a variable rate, as specified in the prospectus supplement. In addition, if specified in the prospectus supplement, we may sell debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate, or at a discount below their stated principal amount. We will describe in the prospectus supplement any special federal income tax considerations applicable to these discounted debt securities.

Subordination

The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to any existing senior debt of the company.

The terms of the subordination of a series of subordinated securities, together with the definition of senior debt related thereto, will be as set forth in the applicable supplemental indenture and the prospectus supplement relating to such series.

Our creditors who do not hold senior debt will not benefit from the subordination provisions described herein. In the event of our bankruptcy or insolvency before or after maturity of the subordinated securities, such other creditors would rank equally and ratably with holders of the subordinated securities, subject, however, to the broad equity powers of the Federal bankruptcy court pursuant to which such court may, among other things, reclassify the claims of any series of subordinated securities into a class of claims having a different relative priority with respect to the claims of such other creditors or any other claims against us.

Except to the extent otherwise set forth in a prospectus supplement, the indentures do not contain any restriction on the amount of senior debt which we may incur.

Restrictive Covenants

We will describe any restrictive covenants for any series of debt securities in the prospectus supplement and/or other offering material for each offering of such debt securities.

Consolidation, Merger, Sale of Assets and Other Transactions

Unless otherwise noted in a prospectus supplement, we will not merge with or into or consolidate with any other person or sell, assign, transfer or convey our properties and assets substantially as an entirety to any other person other than a direct or indirect wholly-owned subsidiary of ours, unless:

•	we are the surviving corporation or limited liability company or, in case we merge into or consolidate with another person or sell, assign, transfer or convey our properties and assets substantially as an entirety to any person, the person into which we are merged or formed by such consolidation or the person which acquires our properties and assets substantially as an entirety is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations under the applicable indenture;
•	immediately after giving effect to such transaction, no default or event of default under the applicable indenture has occurred and is continuing; and
•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance or transfer and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable indenture provisions described in this paragraph and that all conditions precedent provided for in the applicable indenture relating to such transaction have been complied with.

Events of Default, Notice and Waiver

Unless a prospectus supplement states otherwise, the following shall constitute events of default under the indentures with respect to each series of debt securities:

•	our failure to pay any interest on any debt security of such series when due and payable, continued for 30 days;
•	our failure to pay principal (or premium, if any) on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;
•	our failure to observe or perform any other of its covenants or warranties with respect to such debt securities for 90 days after we receive notice of such failure;

•	certain events of bankruptcy, insolvency or reorganization of the company; and
•	any other event of default provided with respect to debt securities of that series.

If an event of default with respect to any debt securities of any series outstanding under either of the indentures shall occur and be continuing, the trustee under such indenture or the holders of at least 25% in aggregate principal amount of the debt securities of that series outstanding may declare, by notice as provided in the applicable indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately; provided that, in the case of an event of default involving certain events in bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.

Any past default under either indenture with respect to debt securities of any series, and any event of default arising therefrom, may be waived by the holders of a majority in principal amount of all debt securities of such series outstanding under such indenture, except in the case of (1) default in the payment of the principal of (or premium, if any) or interest on any debt securities of such series or (2) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each outstanding debt security of such series affected.

The trustee is required within 90 days after the occurrence of an event of default (which is known to the trustee and is continuing), with respect to the debt securities of any series (without regard to any grace period or notice requirements), to give to the holders of the debt securities of such series notice of such event of default.

The trustee, subject to its duties during an event of default to act with the required standard of care, may require indemnification satisfactory to the trustee by the holders of the debt securities of any series with respect to which an event of default has occurred before proceeding to exercise any right or power under the indentures at the request of the holders of the debt securities of such series. Subject to such right of indemnification and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series under either indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, provided that such direction shall not be in conflict with any rule of law or with the applicable indenture and the trustee may take any other action deemed proper by the trustee which is not inconsistent with such direction.

No holder of a debt security of any series may institute any action against us under either of the indentures (except actions for payment of overdue principal of (and premium, if any) or interest on such debt security or for the conversion or exchange of such debt security in accordance with its terms) unless:

•	the holder has given to the trustee written notice of an event of default and of the continuance thereof with respect to the debt securities of such series specifying an event of default, as required under the applicable indenture;
•	the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding under such indenture shall have requested the trustee to institute such action and offered to the trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;
•	the trustee shall not have instituted such action within 60 days of such request; and
•	no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the debt securities of that series.

We are required to furnish periodically to the trustee statements as to our compliance with all conditions and covenants under each indenture.

Discharge, Defeasance and Covenant Defeasance

We may discharge or defease our obligations under the indenture as set forth below, unless otherwise indicated in a prospectus supplement.

We may discharge certain obligations to holders of any series of debt securities issued under either the senior indenture or the subordinated indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee money in an amount sufficient to pay and discharge the entire indebtedness on such debt securities not previously delivered to the trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be, and we have paid all other sums payable under the applicable indenture.

If indicated in a prospectus supplement, we may elect either (1) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series (except as otherwise provided in the relevant indenture) (referred to as defeasance) or (2) to be released from our obligations with respect to certain covenants applicable to the debt securities of or within any series (referred to as covenant defeasance), upon the deposit with the relevant indenture trustee, in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient (in the opinion of an independent registered accounting firm) to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (1) above, must refer to and be based upon a ruling of the Internal Revenue Service, or IRS, or a change in applicable federal income tax law occurring after the date of the relevant indenture. In addition, in the case of either defeasance or covenant defeasance, we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

We may exercise our defeasance option with respect to such debt securities notwithstanding our prior exercise of our covenant defeasance option.

Modification and Waiver

Under the indentures, we and the applicable trustee may supplement the indentures for certain purposes without the consent of those holders. We and the applicable trustee may also modify the indentures or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each affected series issued under the indenture. However, the indentures require the consent of each holder of debt securities that would be affected by any modification which would:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt securities of any series;
•	reduce the principal amount of, or the rate of interest on, or any premium payable upon the redemption of, any debt securities of any series;
•	change our obligation to pay any additional amounts required to be paid in respect of certain taxes, assessments or governmental charges imposed on holders of the debt securities, as the case may be, except as otherwise contemplated by the applicable indenture;
•	reduce the amount of principal of an original issue discount debt security or any other debt security that would be payable upon declaration of acceleration of the maturity thereof;

•	change the place of payment where, or the currency in which, any debt security or any premium or interest thereon is payable;
•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity thereof (or in the case of a redemption, on or after the redemption date);
•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults thereunder and their consequences;
•	modify any of the above provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions cannot be modified or waived without the consent of the holder of each outstanding debt security affected thereby.

The indentures permit the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series issued under the indentures which is affected by the modification or amendment to waive our compliance with certain covenants contained in the indentures.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name a debt security is registered at the close of business on the record date for the interest.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and premium on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time. Notwithstanding the foregoing, at our option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.

Unless otherwise indicated in the applicable prospectus supplement, a paying agent designated by us will act as paying agent for payments with respect to debt securities of each series. All paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All monies paid by us to a paying agent for the payment of the principal, interest or premium on any debt security which remain unclaimed at the end of two years after such principal, interest or premium has become due and payable will be repaid to us upon request, and the holder of such debt security shall thereafter, as an unsecured general creditor, look only to us for payment thereof.

Global Debt Securities

We may issue registered debt securities in global form. This means that one “global” debt security would be issued to represent a number of registered debt securities. The denomination of the global debt security would equal the aggregate principal amount of all registered debt securities represented by that global debt security.

We will deposit any registered debt securities issued in global form with a depositary, or with a nominee of the depositary, that we will name in the applicable prospectus supplement for each offering of such debt securities. Any person holding an interest in the global debt security through the depositary will be considered the “beneficial” owner of that interest. A “beneficial” owner of a security is able to enjoy rights associated with ownership of the security, even though the beneficial owner is not recognized as the legal owner of the security. The interest of the beneficial owner in the security is considered the “beneficial interest.” We will register the debt securities in the name of the depositary or the nominee of the depositary, as appropriate.

The depositary or its nominee may only transfer a global debt security in its entirety and only in the following circumstances:

•	by the depositary for the registered global security to a nominee of the depositary;
•	by a nominee of the depositary to the depositary or to another nominee of the depositary; or
•	by the depositary or the nominee of the depositary to a successor of the depositary or to a nominee of the successor.

These restrictions on transfer would not apply to a global debt security after the depositary or its nominee, as applicable, exchanged the global debt security for registered debt securities issued in definitive form.

We will describe the specific terms of the depositary arrangement with respect to any series of debt securities represented by a registered global security in the prospectus supplement for the offering of that series. We anticipate that the following provisions will apply to all depositary arrangements for debt securities represented by a registered global security.

Ownership of beneficial interests in a registered global security will be limited to (1) participants that have accounts with the depositary for the registered global security and (2) persons that may hold interests through those participants. Upon the issuance of a registered global security, the depositary will credit each participant’s account on the depositary’s book-entry registration and transfer system with the principal amount of debt securities represented by the registered global security beneficially owned by that participant. Initially, the dealers, underwriters or agents participating in the distribution of the debt securities will designate the accounts that the depositary should credit.

Ownership of beneficial interests in the registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary for the registered global security, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that purchasers of securities regulated by the laws of those states take physical delivery of the securities in definitive form. Those laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

As long as the depositary for a registered global security, or its nominee, is the registered owner of the registered global security, that depositary or its nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes under the applicable indenture. Owners of beneficial interests in a registered global security generally will not:

•	be entitled to have the debt securities represented by the registered global security registered in their own names;
•	receive or be entitled to receive physical delivery of the debt securities in definitive form; and
•	be considered the owners or holders of the debt securities under the applicable indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if that person owns through a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture.

We understand that under existing industry practices, if we request any action of holders of debt securities or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder of debt securities is entitled to give or take under the applicable indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal, any premium and any interest on a registered global security to the depositary or its nominee. None of the company, the trustee or any other agent of the company or of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any registered global security, upon receipt of any payment of principal (or premium, if any) or interest in respect of the registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary.

We also expect that standing customer instructions and customary practices will govern payments by participants to owners of beneficial interests in the registered global security owned through the participants.

We will issue our debt securities in definitive form in exchange for a registered global security, if the depositary for such registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act and if a successor depositary registered as a clearing agency under the Exchange Act is not appointed within 90 days and under such other circumstances, if any, as may be described in an applicable prospectus supplement. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by a registered global security and, in such event, will issue debt securities of the series in definitive form in exchange for the registered global security.

We will register any debt securities issued in definitive form in exchange for a registered global security in such name or names as the depositary shall instruct the trustee. We expect that the depositary will base these instructions upon directions received by the depositary from participants with beneficial interests in the registered global security.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. The indentures are subject to the provisions of the Trust Indenture Act that are required to be part of the indenture and shall, to the extent applicable, be governed by such provisions.

Concerning the Trustee

We anticipate appointing Wells Fargo Bank, National Association, the trustee under the indentures, as the paying agent, registrar and custodian with regard to the debt securities. As of the date of this prospectus, the trustee and its affiliates and Macquarie Infrastructure Corporation and its affiliates may have various business relationships. In addition, as of the date of this prospectus, the trustee and its affiliates and the Macquarie Group and its affiliates, including the Manager, may have various business relationships. The trustee or its affiliates may in the future provide banking and other services to us and our subsidiaries, and to the Macquarie Group and its affiliates, including the Manager, in the ordinary course of their respective businesses.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations associated with the purchase, ownership and disposition of our shares by U.S. holders (as defined below) and non-U.S. holders (as defined below). Except where noted, this discussion deals only with the shares held as capital assets by holders who acquired the shares in this issuance and does not address special situations, such as those of:

•	dealers in securities or currencies;
•	financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt organizations;
•	insurance companies;
•	persons holding shares as a part of a hedging, integrated or conversion transaction or a straddle;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, actually or constructively, more than 5% of our shares; or
•	persons liable for alternative minimum tax.

This discussion does not address the material U.S. federal income tax considerations associated with the purchase, ownership and disposition of debt securities which will be set forth, if required, in the applicable prospectus supplement.

Furthermore, the discussion below is based upon the provisions of the Code, the Regulations, and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those described below.

A “U.S. holder” of our shares means a beneficial owner of our shares that is:

•	an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

A “non-U.S. holder” of our shares means a beneficial owner of our shares that is an individual, a corporation, an estate or a trust that is neither a U.S. holder nor a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes).

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, we urge you to consult your own tax adviser.

We cannot assure you that the IRS, or the courts will agree with the tax consequences described herein.

A different treatment from that described below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in our shares. If you are considering the purchase of our shares, we urge you to consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our shares, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our shares applicable to U.S. holders, subject to the limitations described above.

Distributions

Distributions of cash or property that we pay in respect of our shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. holders (including individuals) are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 20%), provided that the U.S. holder receiving the dividend satisfies the applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. holder’s tax basis in our shares, and thereafter will be treated as capital gain.

Dispositions

Upon a sale, exchange or other taxable disposition of our shares, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in our shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the shares for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 20%. The deductibility of capital losses is subject to limitations under the Code.

Medicare Tax on Investment Income

Certain U.S. holders who are individuals, estates, or trusts will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income and its gains from the disposition of our shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate, or trust, you are urged to consult your own tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our shares.

Information Reporting and Backup Withholding Requirements

In general, dividends on our shares, and payments of the proceeds of a sale, exchange or other taxable disposition of our shares paid to a U.S. holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be refunded by the IRS or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our shares applicable to non-U.S. holders, subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our shares will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, a non-U.S. holder is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate (or lower treaty rate, if applicable) on its effectively connected earnings and profits that are not timely reinvested in a U.S. trade or business.

Distributions

Distributions of cash or property that we pay in respect of our shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our shares. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our shares, and thereafter will be treated as capital gain (and thus treated in the manner described in “— Dispositions” below). In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty. A non-U.S. holder of our shares that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a non-U.S. holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Dispositions

Except as set forth below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our shares unless:

•	the gain is U.S. trade or business income;
•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or
•	we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our shares have ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs.

We have not determined whether we are a U.S. real property holding corporation, and no assurance can be given that we are not or will not become one in the future. If, however, we are or become a U.S. real property holding corporation, so long as our shares are regularly traded on an established securities market, generally only a non-U.S. holder who holds or held directly or indirectly (at any time during the shorter of the five year period ending on the date of disposition or the non-U.S. holder’s holding period) more than five percent of our shares will be subject to United States federal income tax on the disposition of our shares. Non-U.S. holders should consult their own advisors about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of our shares generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our shares to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our shares to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our shares to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our shares).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. holders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in us.

Federal Estate Tax

Our shares beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Foreign Account Tax Compliance Act Withholding

Pursuant to Sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-US persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Such payments will include dividend payments on, and the gross proceeds from, the sale or other disposition of, our common stock. Payments of dividends that you receive in respect of our common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold our common shares through a non-US person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of our common shares could also be subject to FATCA withholding unless such disposition occurs before January 1, 2017. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

SELLING SECURITY HOLDER

The Selling Security Holder is a member of the Macquarie Group, a diversified international provider of financial, advisory and investment services. The Macquarie Group is headquartered in Sydney, Australia and is a global leader in management of infrastructure investment vehicles on behalf of third-party investors and advising on the acquisition, disposition and financing of infrastructure assets. The Selling Security Holder may from time to time offer and sell pursuant to this prospectus any or all of the shares beneficially owned by it.

PLAN OF DISTRIBUTION

Sales of our securities

We may sell the securities offered by us pursuant to this prospectus and any accompanying prospectus supplements separately or together:

•	through one or more underwriters or dealers in a public offering and sale by them;
•	directly to investors;
•	through agents; or
•	through a combination of any of these methods of sale.

We may sell the securities offered by us pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. Each prospectus supplement, to the extent applicable, will describe the number and terms of the securities to which such prospectus supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such securities, the public offering or purchase price of such securities and the net proceeds we will receive from such sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents. The obligations of the underwriters to purchase securities will be subject to the conditions set forth in the applicable underwriting agreement.

Securities may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales “at the market” to or through one or more market makers or into an existing trading market, on an exchange or otherwise, for securities; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the securities which is not expected to exceed that customary in the types of transactions involved.

In addition, the Selling Security Holder may sell shares under this prospectus in any of these ways. The Selling Security Holder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Security Holder may also sell shares of our shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents or underwriters, if any;
•	the purchase price of the securities being offered and the proceeds we will receive from the sale;
•	any options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;
•	any initial public offering price;
•	any discounts or concessions allowed or reallowed or paid to dealers;
•	any securities exchanges on which such securities may be listed;
•	a discussion of any other material U.S. federal income tax considerations applicable to the securities being offered that is not otherwise discussed in this prospectus; and
•	other material terms of the offering.

If we or the Selling Security Holder use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriters the nature of any such relationship.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us, the Selling Security Holder or from our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement accompanying this prospectus will identify any such underwriter, dealer or agent, and describe any compensation received by them from us or the Selling Security Holder. Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by a FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the Selling Security Holder for the sale of any shares being registered pursuant to Rule 415 under the Security Act. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

Underwriters, dealers and agents may be entitled to indemnification by us or the Selling Security Holder against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us or the Selling Security Holder and the underwriters, dealers and agents.

We or the Selling Security Holder may grant underwriters who participate in the distribution of securities an option to purchase additional securities in connection with the distribution.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we or the Selling Security Holder sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their option, if any, to purchase additional securities. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

The Selling Security Holder and any other person participating in a distribution of the securities covered by this prospectus will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of securities by the Selling Security Holder and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to our securities for a period of up to five business days before the distribution.

In the ordinary course of business activities, any underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the account of their customers and may at any time hold long and short positions in such securities and instruments. Such instruments may involve securities and instruments of the Company.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements of Macquarie Infrastructure Company LLC and subsidiaries as of December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2014 contains an explanatory paragraph that states that Macquarie Infrastructure Company LLC acquired IMTT Holdings Inc. during 2014, and management excluded from its assessment of the effectiveness of Macquarie Infrastructure Company LLC’s internal control over financial reporting as of December 31, 2014, IMTT Holdings Inc.’s internal control over financial reporting associated with total assets of $4.1 billion and total revenues of $255.9 million included in the consolidated financial statements of Macquarie Infrastructure Company LLC as of and for the year ended December 31, 2014. Our audit of internal control over financial reporting of Macquarie Infrastructure Company LLC also excluded an evaluation of the internal control over financial reporting of IMTT Holdings Inc.

The consolidated financial statements of IMTT Holdings Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

MACQUARIE INFRASTRUCTURE CORPORATION

1,000,000 SHARES

MIC Direct

PROSPECTUS SUPPLEMENT

May 21, 2015